FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2002

AUTONOMY CORPORATION PLC

Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: 44 (0)1223 448 000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On May 13, 2002, Autonomy Corporation plc (the "Company") distributed to its shareholders its Annual Report for the year ended December 31, 2001. One copy of the Annual Report are attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits

99.1 Annual Report for the year ended December 31, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTONOMY CORPORATION PLC

Date: May 20, 2002 By: ______________________

Andrew M. Kanter
Chief Operating Officer

AUTONOMY CORPORATION PLC

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Annual Report for the year ended December 31, 2001.

annual report 2001

automating the digital economy

Autonomy



contents

report

letter from the ceo 01

the marketplace and beyond 05

ROI 11

technology and products 15

award-winning technology 19

financial

the board 20

management's discussion and analysis of financial condition and results of operations 21

accounts 25

Hutchison 3G
BP
GE Energy Services
JD Edwards
Texas Instruments
US Army
Nestlé
Schroders
Imation
Agilent Technologies
SAIC
AMP Henderson Global Investors
US Department of Commerce
Ingersoll-Rand
Tesco
Reed Elsevier
Consignia
BBC
Oracle
Relevare
SCA
DTI
UK Police Forces
LexisNexis Butterworths
eSubstance
Northcliffe Electronic Publishing
Jobline International
Dagens Naeringsliv
Locus Medicus

General Motors
NASA
US Department Of Defence
Halliburton
Blue Martini Software
Sun Microsystems
New York Life
VHA
HEALTHvision
AMR Research
HSBC Investment Bank
BSkyB
Novartis
Boeing
Computer Associates
Brio
Epiphany
ZKB
Darier Hentsch
EmployOn
europrospectus.com
Telecom Italia
Butler Group
Ove Arup and Partners
Telia
Rai
dooyoo
yaTack
Bacon & Woodrow

AT&T
Pfizer
Reuters
GlaxoSmithKline
EMC Corporation
Bank of Montreal
Public Strategies Group
Sprint
Seagate
McDATA
Qwest
Open Market
Lexmark
Nomura
Siemens Financial Services
ABN Amro
AstraZeneca
Ericsson
Royal & Sun Alliance
British Council
Organon
Skanska
Juniper Networks
Freshfields Bruckhaus Deringer
Sonera
Kennestrum Cibit
Retevision
UK Central Office of Information
Youatwork.co.uk

Ford Motor Company
McGraw-Hill
VoiceStream
Lucent Technologies
US Department Of Energy
SFGate
Hewlett-Packard
Montgomery County
Knight Ridder
Lloyds TSB
Zurich Financial Services
BEA
BAE Systems
Channel 4 Corporation
Associated Newspapers
OnMedica
Swiss Army
Dennis Publishing
Aluminium Pechiney
Unisys
Zaid Ibrahim & Co
Finsiel
TF1
Henkel
OTEnet
Belga NV
Fireman's Fund Insurance
Applied Materials Inc
Birds Eye Walls



drivers of **change**

History will no doubt record 2001 as a year of unprecedented change, and this has been reflected in Autonomy's continued world-class development. Autonomy has been a driver of change since the launch of the company in 1996 when it established a special value proposition: *to provide the software infrastructure that automates operations on unstructured information*. Our proposition addresses a fundamental issue concerning unstructured information such as text documents, Web pages, emails and more recently, audio and video. Because unstructured information is human-friendly and meaningless to computers, it is heavily dependant on manual processes that incur significant expense, introduce error and waste time. According to Gartner Group, unstructured information doubles in quantity every three months and Butler Group has demonstrated that it constitutes over 85% of digital resources in the modern enterprise. Autonomy's value proposition and technology are therefore fundamental to the enterprise and enable value to be extracted from unstructured information automatically, that is, without reliance on costly manual labour.

Our tradition of driving change continued this year with the launch of the Autonomy Intelligent Data Operating Layer (IDOL). This achievement, driven by our benchmark research and development function, provides a highly scalable framework around Autonomy's technology that supplies a critical infrastructure layer, making it possible for organizations to automatically process all forms of digital content and allowing applications to communicate with each other. Processing unstructured, semi-structured and structured information, IDOL leverages Autonomy's unique combination of core technologies to enable consistent, accurate and real-time operations. Exceeding both the number and range of tasks achievable by manual labor, IDOL adds value to every information process and is in demand in every industrial sector.

Our pedigree and ability to drive change place Autonomy in the top ranks of software companies of our size, which bodes well for the future and illustrates our inherent strength. Yet as our 2001 Annual Report describes in detail, the bedrock of our foundations goes even deeper.

Driving Performance

In what has been the most difficult software market of a generation, Autonomy's highly scalable business model has driven the company's relative success, helping to maintain our average selling price at approximately

a special value proposition:
to provide the software infrastructure that automates operations on *unstructured information*

"unstructured information doubles in quantity every three months"
Gartner Group

"in the modern enterprise, 85% of data is unstructured"
Butler Group

"Autonomy's technology acts as an intelligent operating system, underpinning every application where there is a need to understand unstructured information."
Knowledge Management Magazine
March 2001



Autonomy: a global company incorporating a lean, profitable and cash generative business model, serving over 550 customers across five continents via a partnership network of 130 organizations

$400,000. In stark contrast to the effects suffered by most of the IT industry, Autonomy's robust performance has delivered some good results. I am pleased to report our eighth consecutive quarter of profitability and a strong balance sheet with approximately $144 million of cash. The company is leveraging a horizontally applicable, scalable and award-winning infra-structure technology, delivered and integrated by a consolidated worldwide network of more than 130 quality partners, serving a growing blue chip customer base of more than 550 organizations. For the year ended December 31, 2001, Autonomy's revenues were $52.6 million, adding a second consecutive profitable year to operations. Gross profits for 2001 were $50.7 million, yielding an impressive 96.4% gross profit margin. We reported a profit on ordinary activities before taxation of $13.3 million and after taxation of $9.4 million in 2001, or $0.07 per share.

A Borderless Marketplace

Since our inception, there has been a determined effort by some to pigeonhole Autonomy into a specific sector, but we have proved repeatedly that there are few borders to our marketplace. This was further highlighted during 2001 when Autonomy gained added advantage from the pressure brought to bear on all businesses to measure the return on investment (ROI) of their technology. Organizations in highly competitive and information-rich industries such as financial services, legal, automotive, manufacturing, publishing and pharmaceuticals, calculated for the first time the true cost of manual processes and the impact of lost information. This in turn enabled them to capitalize upon Autonomy's compelling ROI, revolutionizing the way they incorporate information into their core operations and revitalizing their business process.

Customer demands for efficiency have driven increasingly sophisticated implementations and high levels of customer satisfaction, evidenced by repeat sales of more than 35%. Meanwhile, these same demands have sounded the death knell for legacy manual technologies and have dramatically driven down their licence sales. At a time when so many companies are in the process of cutting costs and streamlining, Autonomy is exploiting untapped markets, as high profile customers who have recently announced job cuts will attest.

Integration Through Understanding

Autonomy's technology makes possible the true automation of the processing of digital content, addressing human-friendly information in more than 50 human languages. Autonomy's ability to negotiate common forms and formats of

35% repeat sales built on compelling ROI analysis and driven by customers whose first hand experience testifies to Autonomy's success

information is driven by its capacity to form an understanding of the content of information itself. This delivers another unique proposition: *Integration Through Understanding (ITU).*

ITU transcends the barriers between disparate types of information and provides a way of accessing the value of the content automatically. Before Autonomy, manual stitching together of applications was the only way to achieve this objective.

In addition, we're proud to announce that we've developed Product Oriented Drop-In Solutions (PODS) - applets that extend basic Autonomy functionality into other vendors' applications. PODS require no technology integration from other software vendors and seamlessly deliver the benefits of Autonomy into an organization. We've already launched PODS for IBM Websphere, Oracle and Sybase. SAP and Siebel PODS will be available shortly.

A Unique Business Model

Ultimately, profit is the 'proof of the pudding' of any business success story. As the enclosed accounts reveal, Autonomy's lean business model ensured that we ended the year with strong profitability, a modest increase in staff to approximately 205 talented individuals, and having made significant investments in research and development. Furthermore, our business model ensures that in contrast to other companies who have been forced to make large layoffs and restructurings, Autonomy is primed for the future.

While other software companies often derive more than 50% of their revenues from services, Autonomy's strong focus on the indirect channel enables us to pass all services to Systems Integrators, Value Added Resellers, Application Service Providers and other distribution partners.

Partners In Success

Partners understand best the finer details of a customer's business. They often already have a productive working relationship, can define the most effective commercial application of Autonomy's technology in a specific industry, and are able to identify new market opportunities. Autonomy's go-to-market strategy places strong emphasis on leveraging channel partners of all kinds, thus providing a significant revenue stream without headcount growth.

Delivering consistently on our highly scalable business model, strong new alliances were forged with leading organizations from across the world to continue Autonomy's development in diverse geographical regions. Examples of these include Ayaxi in Russia, Compact Computing in Greece, Atlante in Brazil, Cosmo I&C and

"Autonomy will help make the site easier to navigate without requiring additional manual work. Autonomy's technology will automatically hyperlink breaking news articles, sports results, new entertainment listings in real-time with existing content on the site."

Peter Pedersen, CTO,
Channel 4's commercial arm, 4Ventures

Over 50 OEMs have already committed to embedding Autonomy technology **within virtually every application** including Knowledge Management, CRM, Content Management, Security, B2B, Portals and Business Intelligence

"We are moving ahead to apply Autonomy's technology throughout the Group to help us exploit our knowledge base, achieve increased productivity and further enhance customer service. Autonomy helps us to concentrate on our core business by automating the processes that act on our information."
Richard Illingworth,
Group Director, Royal & Sun Alliance

Bonavision in Korea, Edifixio in France, e.club SRL in Italy, Fuji Xerox in Singapore, Siemens Business Services and Logica Pdv in Germany, Triple P in South Africa, Varnet in Spain and Anite in the UK.

Original Equipment Manufacturers (OEMs)
OEMs committed to embedding Autonomy technology into their own products tie Autonomy's revenue growth to every successful and rapidly growing software market, creating a healthy revenue stream with minimal effort. They are a crucial and defining component of our business model, accounting for a total 20% of our revenues last year, 10% of which came from upsell opportunities. In 2002 we aim to drive this total still higher.

Autonomy's OEM partners increased to more than 50 during the year, and included highly sophisticated applications of our technology for Computer Associates, BEA, Vignette, Business Objects, Obtree, Silverstream and Dremedia, in which Autonomy is an investor.

Looking Forward
Autonomy's inherent stability has become all the more evident in this difficult economic climate. While weaker companies struggle to survive, Autonomy goes from strength to strength. Investments in R&D are paying huge dividends and have enabled the development of a technology that is second to none. Our gross margins continue to be high and Autonomy has proven the credibility and effectiveness of its highly scalable business model and unique technology during this difficult year. We are getting stronger.

I take this opportunity to thank once again our customers, shareholders, employees and partners for joining Autonomy on this digital journey and for the very many contributions each has made and will continue to make to our success.

Dr Michael Lynch
Managing Director and CEO
February 15, 2002

the marketplace and **beyond**

The Challenge
"an unstructured world..."

In stark contrast to a few years ago, the modern enterprise has become dependant on the content of human-friendly forms of digital information such as text documents, Web pages, emails, audio and video. As the primary form of communication and the medium through which daily business operations are conducted, this type of information is now a critical link in virtually every value chain across a wide range of business operations.

This poses a challenge to the enterprise because human-friendly information is unstructured and meaningless to computers. It demands significant manual processing to enable the value of its content to be accessed and shared. The sheer scale and growing volumes of unstructured information have significant cost implications that are directly linked to the bottom line.

Autonomy's Solution
"automation"

Autonomy employs a unique combination of technologies to enable computers to form an understanding of unstructured information and people's interests. This provides a solution that automates information processes not just on text but audio and video sources too, dispensing with manual operations altogether. The effectiveness of our technology, the virtually limitless marketplace and our compelling business model enable Autonomy's technology to be licensed into almost every software application dependent on unstructured information. This is evidenced by the short time it has taken for the technology to penetrate a multitude of industry sectors.

As demonstrated by a repeat sales rate of 35%, many customers have experienced first-hand both the benefits of the technology and the value it delivers. As a result they have purchased additional modules to address differing forms of information, and to increase the level of automation and sophistication of their existing implementations.

Autonomy's Customers:
"in every industrial sector..."

Autonomy's customer base comprises more than 550 companies from manufacturing to finance, government to pharmaceutical. In 2001 Autonomy added more than 20% to its growing customer base. New customers included world famous brand names such as AT&T, NY Life, Texas Instruments, Siemens, Philips, Bank of

"Autonomy enables our software engineers and contractors to retrieve accurate and personalized information, which helps them design our earth-and star-observing platforms. The amount of information in our organization is akin to the number of stars in the universe and we encounter more and more each day. Autonomy's technology automatically processes growing volumes of data and easily integrates with other products. The implementation has been smooth and straightforward throughout."

Steve Nauss,
Associate Head of NASA's Computing Environment & Technology Branch for Goddard Space Flight Center's Information System Center

AstraZeneca

case study

AstraZeneca – one of the world's leading pharmaceutical companies

100 countries, 200 products & $2.5b in research

AstraZeneca plc is one of the world's leading pharmaceutical companies, with revenues of over $15 billion from over 100 countries. It has manufacturing operations in 19 countries, produces and markets over 200 different products and invests $2.5 billion annually in its six major research centers.

Making the most of its product, market and research 'intelligence' was problematic due to the complex company structure. National marketing functions, manufacturing centers, R&D centers and seven key therapeutic business units at head office pour different data into a huge knowledge cauldron. Further complicating knowledge access, AstraZeneca uses a host of different specialized systems, from clinical trial databases to competitor databases. These run a variety of software packages, from Lotus Notes to SQL databases. It was clear that disseminating up-to-date information to the right people, company-wide, was crucial.

Autonomy's technology was integrated to provide an intelligent framework, underpinning the new enterprise portal. Autonomy automatically manages the huge flow of information into and out of the portal. Now marketing teams can devise more effective marketing plans to sell each product into their local market.

Currently used by 2000 employees, AstraZeneca plans to extend access to around 9000 employees around the world.

Montreal, US Dept of Energy, Ingersoll-Rand, McGraw-Hill, Boeing, Voicestream, Henkel and Associated Newspapers to name but a few. Repeat customers during 2001 included ABN Amro, AstraZeneca, Telecom Italia, Hewlett Packard, Sun Microsystems, Nestlé, DTI, HSBC, Lloyds TSB, U.S. Dept of Commerce, U.K. Cabinet Office, Pfizer, Imation, Finsiel, Belga NV, Ove Arup & Partners, Zaid Ibrahim, Organon NV, The British Council and multiple other U.S. Federal government agencies.

Autonomy's Market:

"...automating a seemingly limitless range of tasks"

Manufacturers such as Ford, General Motors, Ingersoll-Rand, Norsk Hydro, Philips and Volkswagen employ Autonomy technology to automatically discover expertise inside their organizations, provide users with natural language retrieval and consolidate their intranets. Ford, for example, has deployed Autonomy to power the 'Ford Learning Network' (FLN), an e-learning initiative, the objectives for which include connecting 350,000 employees with 250,000 references growing at 10,000 per week. As Ed Sketch, Director of the FLN will attest, attempting such a task manually would be impossible.

Convergence, globalization and electronic markets are bringing new challenges for banks, driven by changing customer expectations, innovations in technology and an evolution of regulatory policies. Many **Finance and Banking** organizations such as ABN Amro, Deutsche Bank, HSBC, Lloyds TSB and Nomura have deployed Autonomy technology to help meet these challenges by aggregating hundreds of existing databases such as Lotus Notes, Oracle and Exchange, together with real time news feeds and emails. By integrating the results with existing desktop applications, they improve the relevance, breadth and delivery of information to employees and analysts. This decreases risk and accelerates the rate at which commercial opportunities can be leveraged.

Pharmaceutical customers such as AstraZeneca, GlaxoSmithKline, Henkel, Novartis and Pfizer use Autonomy's products to address typical industry challenges such as soaring R&D costs and burdensome information complexity. By automating connections between information, people and products, these companies utilize Autonomy to identify duplication and share best practice. AstraZeneca for example, was drawn to the fact that different languages or product names – normally a barrier to traditional legacy methods of sharing data – are no obstacle to Autonomy, whose agnostic approach ensures parity of information across formats and industrial and human languages.

During 2001, **Telecommunications** faced a number of challenges that only served to intensify the resolve of companies such as AT&T, Ericsson, Lucent Technologies, Telecom Italia and WorldCom to drive out cost and maximize value. Autonomy works throughout the industry to decrease the costs of integrating legacy systems and serve customers more efficiently. Autonomy is also being deployed by companies such as Hutchison 3G to automate the processes behind consumer services in

Pfizer NOVARTIS HEALTHvision GlaxoSmithKline VHA Henk


STRUCTURED
ORACLE
LOTUS NOTES
ODBC
SQL
EXCHANGE
SEMI-STRUCTURED
XML DOCUMENTS
MANUALLY TAGGED DOCUMENTS
DOCUMENT MANAGEMENT
UNSTRUCTURED
EMAIL
WEB PAGES
TEXT DOCUMENTS
NEWS FEEDS
AUDIO
VIDEO

Originally, computers were used to solve problems that they were good at. By following a precise set of instructions computers *managed information* that was identified and stored in databases. The databases provided structure that enabled the *computer to do the right* things with the right pieces of information.

As a result, computers performed database operations very effectively, albeit by relying on structured fields that were created manually.

The advent of the personal computer and later the Internet, turned increasing numbers of users into prolific producers of human friendly digital information including text documents, Web pages, e-mails, etc. , which did not require labels, tags or databases. These forms of information shared a common denominator: *they were understood by* people and not by computers.

The advantages of human-friendly information were quickly recognized and adopted by organizations who used it to improve the speed and *quality of their internal* and external communications. The disadvantages of human-friendly information were initially less evident.

Because the computer does not know what to do with unstructured information, attempts to provide structure and meaning gave rise to semistructured databases, legacy methods and description standards that rely on traditional manual tasks such as labelling and tagging. These approaches fail to adequately describe or reflect the value of the content itself, they also add cost and introduce descriptive inconsistencies.

The sheer scale and growth of the information mountain - which now includes audio and video as well as text - the value of its content and the speed with which it is being created and consumed by multiple devices, continues to defy the manual imposition of structure.

Today 80% of business operations take place via unstructured information and the modern enterprise is dependant on its content. The resource implications of trying to apply traditional manual processes are significant in terms of time, cost and accuracy, to say nothing of the failure of these methods to keep up with increasing amounts of newly generated information.

Autonomy enhances productivity and the business process by providing the software infrastructure that automates operations on unstructured information, dispensing with manual tasks and enabling accurate, real-time interactions between text, audio, video and people.

employ*on*

case study

Employon – the world's largest aggregator of career opportunities

B2C: eight million jobs from across 100,000 web sites

EmployOn, Inc. is the premier provider of recruitment solutions and the largest aggregater of career opportunities on the Internet. Its Web site for recruiters, www.employon.com, gives employers access to one of the Internet's largest inventories of resumes, while its consumer Web site, www.grassisgreener.com, gives job seekers access to a listing of 8 million jobs – the largest collection on the Internet.

EmployOn needed a fast and reliable way to aggregate, categorize and deliver the enormous number of job opportunities to job seekers, and to connect prospective applicants with employers and recruiters. "We wanted to give users access to virtually all the U.S. jobs on the Web," said Jim Bennett, CEO of EmployOn. "But we believe job seekers shouldn't be burdened with an avalanche of irrelevant results. It only matters if people can find the job or jobs they want."

Using Autonomy's technology, EmployOn is able to automate the organization, management, retrieval and delivery of information in its resume and job listing databases. Autonomy is behind EmployOn's innovative and proprietary technology, Match Engine[SM], which was developed to help job seekers, employers and recruiters find exactly what they're looking for, more quickly and efficiently than by any other means.

"EmployOn has developed a sophisticated process that automatically aggregates many millions of jobs from more than 100,000 Web sites, which we then make available online for a uniquely accurate experience," said Bennett. "Autonomy's technology is the underlying software that ensures that our process is reliable and accurate from start to finish. This meets our clients' needs and thus allows us to spend our time building up our business."

the forthcoming 3G roll out. By analyzing, summarizing and personalizing vast quantities of information in real time, they are able to address the limitations of mobile devices and PDAs such as small screens and memory sizes.

Consulting and Professional Service *customers who include AMR Research, KPMG,* Logical and SAIC derive benefit from Autonomy's ability to process interactions between people and not just the information they produce. For example, identifying expertise automatically is vital to consultancy organizations whose customers demand the very best personnel *support available. Autonomy technology provides* choices for the creation of explicit and implicit profiles and enables information about knowledge and skills to be shared across thousands of users, regardless of geographic location, subject matter or language.

For **Technology** companies, time to *market is critical, as complex solutions must be* delivered in ever decreasing timescales and at lower cost. Autonomy serves companies such as Blue Martini, EMC, Intel, Hewlett-Packard, Sun and Seagate by driving collaboration, aggregating and delivering market intelligence, and routing customer requirements to relevant *people inside the organization.*

In the **Legal** environment, the key assets of skill and knowledge have to be identified and served in short timescales and with zero margin for error. Extracting value from precedents of law accumulated over decades of judicial practice, plus the recent proliferation *of desktop produced data are barriers to* employing traditional manual processes. Autonomy's infrastructure enables companies and law firms such as LexisNexis Butterworths and Freshfields Bruckhaus Deringer to build and maintain highly scalable, cost-effective systems. These proactively ensure that attorneys spend their time adding high-value services that leverage their core competencies and avoid the loss of time searching for information or worse, *utilizing stale data.*

Industrial and security concerns of the twenty first century require close co-ordination between large numbers of people and sources of information across international time zones and languages. **Government and Military** organizations, such as the UK's Department of *Trade and Industry, the US Department of* Defense, the US Army and NASA leverage Autonomy's ability to navigate a vast ocean of complexity. They chose Autonomy as the highly scalable solution that provides efficient and rapid deployment and instant access to critical unstructured information from a wide *range of internal and external sources including* audio and video.

Media companies such as The BBC, Knight Ridder, Milchstrasse, Pearson, Reed Elsevier, Reuters and TF1 publish large volumes of information on-line and deploy Autonomy technology to drive down high labor and *production costs via automatic categorization,* hyper-linking and automated XML publication. Delivering information to customers is not just about quality of information itself, it also requires speed and accuracy. Autonomy's technology in this sector powers some of the largest systems in the world, serving millions of customers. *During 2001, Autonomy's OEM Dremedia* delivered products to the Broadcast Television market that automated research and production tasks, such as tape logging, transcription,

dooyoo BBC 4 Jobline A Monster.com Company ASSOCIATED NEWSPAPERS LIMITED scene, speaker and subject identification, tasks that had previously required significant investments in time and labor.

On-line Retail and Ecommerce providers such as Dennis Publishing, Tesco and yaTack employ Autonomy's technology to automate interactions between both on-line information and people. They are able to organize Web site material automatically, reduce maintenance costs and retain high-yielding repeat visitors by linking relevant information with compelling up-sell opportunities. Dennis Publishing, for example, enables site visitors to compare product costs from a wide variety of sites, while yaTack automatically aggregates, tags, hyperlinks and personalizes offerings, ensuring that each user is offered products relevant to their interests.

Our Partners:

"partnerships in every software market"

Autonomy's strategy continues to leverage the power of the indirect channel to achieve coverage of every software application type, including Customer Relationship Management, Knowledge Management, Content Management, Security, B2B Commerce, Portals, Document Management and Business Intelligence. Strategic relationships and partnerships with consultants, system integrators and resellers have created a dynamic network of more than 130 organizations. This vital component of Autonomy's highly scalable business model also provides partners with the benefits of additional revenues arising from post-sale activities and consultancy services.


ERP
CRM
SECURITY
PORTALS
BUSINESS INTELLIGENCE
KNOWLEDGE MANAGEMENT
IDOL

BLUE MARTINI intel. Sun microsystems Infineon technologies Seagate

AMR Research

case study

AMR Research – leading provider of business application and technology research

B2B: automatically connecting 150 analysts + 40,000 users

AMR Research is a leading provider of business application and technology research and advisory services for global organizations. With more than 150 research analysts located throughout the US and in Europe and more than 1,100 customers worldwide, AMR is one of the premier sources for comprehensive research and analysis in today's ever-changing technology-driven marketplace.

"In order to maintain our own competitive advantage, we have to give users the easiest and most complete access to our analysts' extensive research," said Scott Lundstrom, CTO of AMR Research. "We need to quickly and efficiently provide customers with the opportunity to capitalize on our research and use it to make smart decisions about market opportunities and address fast changing market conditions."

AMR selected Autonomy's technology to power its comprehensive Internal Knowledge Management portal, ResearchNet, and to enhance its information rich Web site, www.amrresearch.com. With Autonomy's infrastructure, AMR is able to automate the aggregation, retrieval and delivery of information to its internal community and customers. Ultimately, more than 150 analysts and 40,000 users from numerous industries will access it's portals.

"Without Autonomy, we couldn't have developed ResearchNet or the extensive portal we currently deliver to our customers," said Lundstrom. "If we were to rely on a manual system for tagging and delivering information, we would have created a maintenance nightmare. Autonomy is the principal technology we use to automatically manage dynamic content sources across the Web site and our enterprise."

ZURICH
FINANCIAL SERVICES

case study

Zurich Insurance – global leader in the financial services industry

KM: zero-maintenance and deployed in three weeks for 1500 users

The Zurich Financial Services Group is a global leader in the financial services industry, providing financial protection and asset accumulation solutions. Zurich Risk Engineering, a division of the Group, offers risk analysis and risk reduction services to commercial and public enterprises with over 1500 engineering specialists worldwide.

Risk Management is becoming a very complex task. As customer expectations and amounts of information increase, levels of professional control diminish, forcing risk managers to perform in an intensively competitive landscape without adequate tools to help them. To gain competitive advantage and increase customer satisfaction, Zurich Risk Engineering decided to implement a sophisticated extranet portal service, enabling risk managers and customers to access a broad selection of risk-related information in an interactive and personalized way, anywhere, at anytime.

KnowledgeNavigator provides a business intelligence tool, which helps Zurich Risk Engineering's employees and customers to react in a more informed way to risk issues and increases customer satisfaction and loyalty. Powered by Autonomy's Portal-in-a-Box™ and implemented by CSC Ploenzke, Knowledge Navigator incurred no extra maintenance costs and was live within 3 weeks, adhering to the tight implementation deadline set by Zurich Financial Group. With this single investment, Zurich took broad steps to ensure its continued leadership in the market.

Zurich Financial Services Group is now studying the possibility of deploying the same technology to power a series of specialist vertical intranet portals.

"Gartner, Inc., an independent research firm, listed Autonomy as a leader in the Gartner 2002 Enterprise Search Magic Quadrant. Autonomy was selected as a leader based on the company's vision and ability to execute."
Gartner Group.

During 2001 our value proposition was successfully articulated in league with our partners via an increased number of co-operative events, seminars and vertically focused advertising campaigns. Improved and more rigorous marketing processes have, in turn, helped to strengthen our channel relationships, attracting greater commitment from partners, who have increasingly recognized the power of Autonomy's brand.

OEMs

"embedded by over 50 OEMs "

OEMs achieve the processing of unstructured information by deploying Autonomy's technology inside their own software. Autonomy adds value by creating greater feature differentiation, making products more marketable, reducing production development cycles and decreasing time to market.

OEMs such as Brio, Business Objects, Corechange, Epicentric and Sybase already license Autonomy's technology to automatically aggregate, categorize, link, profile, personalize, summarize or deliver unstructured information within their own applications. Autonomy is proud to have engaged in new relationships during the year with, among others, BEA, CCI, Computer Associates, Eidos Media, Elsag, Obtree, Reef, Saperion, Silverstream and Support.com.


Portlet
PODS
Module
Core
Application

Original Equipment Manufacturers (OEMs) committed to embedding Autonomy technology into their own products have increased to more than 50.

Applications can benefit from Autonomy in a number of ways. Autonomy technology can be inside the application as a Core component or added as a Module. In addition, Autonomy can be added via Product Oriented Drop-In Solutions (PODS), which are applets that extend Autonomy technology functionality or Portlets which are interface plugins for portal products that leverage existing Autonomy technology.

E.PIPHANY
bea
Computer Associates
SilverStream


Hard
Savings
Value
Soft
Interactions Between Information
Interactions Between Information and People
Interactions Between People

The ROI

Today's economic climate has made the measurement of information technology investments a necessary part of business behavior. Autonomy is unique in providing a business efficiency tool that rapidly delivers tangible benefits by automating interactions between people and unstructured, semi-structured and structured information. The efficiency with which information is managed has a direct impact on the bottom line, which is why Autonomy's ability to understand information and automate processes around it achieves savings and adds value.

Interactions between information - *automatically*
In today's businesses, lack of time to correlate, categorize, analyze and act on information is a constant challenge. Autonomy's technology **Minimizes Labor Costs** and removes the need to manually classify, tag, hyperlink or categorize unstructured content. Performing all these tasks in real-time by identifying the concepts within the content, Autonomy automates interactions between information.

Automation dramatically **Improves Information Retention** by providing parity of access to large archives of content that otherwise could only be accessed via unwieldy lists of search results. This dilutes the value of content because users find the process too time consuming and frustrating. Automatically determining and ranking information by identifying the concepts within it (regardless of the size of the repository in which it is stored), Autonomy not only improves information retention but also **Boosts Investment of Other Applications** including CRM, B2B and portals. By connecting the content of such applications agnostically, i.e. regardless of format, application type, subject or language, Autonomy makes information more useful and retains its true value.

Attempts to manually classify information still face significant challenges. For example, usability expert Jakob Nielsen estimates that poor classification costs a 10,000 user organization $10M annually. Autonomy stops this wastage by categorizing information automatically, providing **Content Reuse and Repurposing** benefits, ensuring that information created and stored for one purpose is accessible for future use.

How are these returns achieved?
Automatic: Aggregating –Categorizing – Tagging - Hyperlinking
Autonomy's scalable technology aggregates over 1500% faster than manual and legacy methods. Breaking down barriers between disparate sources and delivering value to the

SYBASE VIGNETTE BUSINESS OBJECTS

case study

US Department of Energy – fostering a secure, economically sound and environmentally stable energy system.

Intranet: real-time processing of vast amounts of legacy records + 500 Notes databases

The Office of Civilian Radioactive Waste Management (OCRWM) within the U.S. Department of Energy (DOE) was founded to implement the United States Federal policy for permanent disposal of high-level radioactive waste and spent nuclear fuel, in order to protect public health and the environment.

OCRWM was sitting on a huge reservoir of valuable information accumulated over the years, but was unable to make use of it, as it was stored in large legacy databases. More than 500 LotusNotes databases, archived geographical records, e-mails and data collected from agencies and news organizations were locked inside these vast systems. OCRWM needed a way to efficiently process the information and deliver the targeted knowledge to those who could use it.

Autonomy's solution has enabled OCRWM to automatically aggregate and categorize this material, allowing it to become efficient and hi-tech, rare attributes for a public sector organization. Autonomy's automatic, real-time and accurate information retrieval enables OCRWM to devote money and employee time to creating a healthy environment for citizens instead of wasting resources manually tagging and searching databases for critical information. In addition, the knowledge capture and knowledge share that Autonomy's profiling technology enables has resulted in extensive collaboration, dramatically decreasing duplication of efforts and enhancing the effectiveness of all OCRWM's activities.

dti
Department of Trade and Industry

case study

Department of Trade and Industry – generating sustainable growth and productivity

Web: one and a half million sources aggregated for UK Government's global hub for the knowledge economy

The British Government's Department of Trade and Industry aims "to increase competitiveness and scientific excellence in order to generate higher levels of sustainable growth and productivity in a modern economy."

With 95% of global research and development expenditure being spent outside the UK, the DTI's response has been to develop the International Technology Service (ITS) to help British business access and transfer technology from overseas. Designed to give companies the information, introductions and assistance they need to compete effectively in the global market, ITS has a team of International Technology Promoters, a database of information on global technology, overseas missions and international secondments. In addition, with the launch of its new monthly magazine, "Global Watch", ITS aims to provide UK companies with a window on the world of international technology, bringing to their attention the latest developments, organizations and programs that can help them realize their strategic business potential.

When putting Global Watch online, the DTI chose Autonomy to provide the infrastructure that aggregates large amounts of relevant content from websites, allowing UK firms to access the latest on technology developments from around the world.

user decreases administrative burden at the back-end and integrates the content of separate applications without complicated, manually dependant and expensive connectors and meta-data.

The value and potential savings offered by the automation of interactions between information are further demonstrated by the benefits of Autonomy categorization operations that deliver fast, flexible taxonomy generation, automatic labelling of the digital material required to populate XML schema, and the creation of channels.

Autonomy's ability to automatically hyperlink information adds value by revealing relationships and correlations submerged or lost in a sea of information. Keyword and manual legacy technologies are simply unable to achieve automatic hyperlinking without producing an unmanageable number of results.

Interactions between information and people - *automatically*

Interactions between information and people have traditionally relied upon people looking for information (in a knowledge management environment), or manually connecting information (in an e-commerce or publishing environment). These laborious approaches are expensive and rendered un-necessary by Autonomy's intelligent technology, which proactively performs operations and decreases costs.

Freed from dependence on the user's skill or knowledge to find and retrieve information, as well as costly time-consuming backend processes, Autonomy **Empowers Employee Self Service** environments including corporate communications, virtual universities and e-learning. In addition, Autonomy's automation and scalability **Increase Individual Productivity** by providing each user with highly relevant summarized information whilst they remain on-task, regardless of how many users or tasks there are. Further, by ensuring the **Delivery of Timely Content**, the value of subsequent decision-making is greatly enhanced.

Autonomy automatically links similar content and connects expertise and users with similar interests. In an e-commerce site, the ability to provide seamless interactions **Retains Customers** by building interest, encourages loyalty and turns one-time visitors into regular users. **Improved Customer Service** is further enhanced by utilizing Autonomy technology to automatically route or answer emails or **Deliver What Customers Want to Buy**, which can be achieved by enabling them to create their own profiles, e.g. "I'm interested in Buy-to-rent Mortgages" in natural language. The same technology features applied within the enterprise **Maximize Investment in People** by transferring skills, best practices and highlighting expertise automatically.

How are these returns achieved?

Retrieval – Alerting - Clustering – Visualizing – Summarizing - Profiling and Personalization

Autonomy provides natural language retrieval, breaking down the barriers between data types and descriptions and enabling users to search less, not more, saving time and adding value. Autonomy provides full SMS, email and WAP support, ensuring that users can be automatically and proactively altered to relevant information.

Clustering information automatically and graphically, illustrates interrelationships between information assets, drives revenue and reduces duplication by identifying gaps or links that exist in a knowledge base. For example, correlations in relationships between information on an

NASA

coi communications
Central Office of Information

HM CUSTOMS & EXCISE

HR


AGGREGATION
CATEGORIZATION
HYPERLINKING
PROFILING
PERSONALIZATION
COLLABORATION
DELIVERY
RETRIEVAL
ROUTING
ALERTING
NOTES. NOTES. NOTES.
DATABASE. DATABASE.
DOCUMENT MANAGEMENT.
NEWS FEEDS. NEWS FEEDS.
EMAIL. EMAIL. EMAIL.
INTERNET. INTERNET.
FILES. FILES. FILES.
XML. XML. XML.
AUDIO/MEDIA. AUDIO/MEDIA.

The McGraw-Hill Companies

case study

McGraw-Hill – global information services provider

B2C: one month to deploy for 800,000 users in 130 countries

Founded in 1888, The McGraw-Hill Companies is a global information services provider meeting worldwide needs in the financial services, education and business information markets. The Corporation has more than 300 offices in 33 countries, with sales of $4.6 billion in 2001.

AVIATION WEEK
With nearly 50 products and services and a core audience of some one million professionals and enthusiasts, the AVIATION WEEK division of The McGraw-Hill Companies is the world's premier multimedia information and service provider to the aviation and aerospace market. The cornerstone of the AVIATION WEEK portfolio is AVIATION WEEK & SPACE TECHNOLOGY, the world's leading aviation and aerospace industry magazine, covering technology, business and operations in the commercial, military and space markets for more than 100,000 paid subscribers in 130 countries. Its web portal, www.AviationNow.com, offers the industry's most reliable and comprehensive real-time news, professional information and e-business features.

Autonomy's leading edge technology, selected for its unique functionality, enabled AviationNow.com to aggregate HTML and XML data, retrieve relevant information and automate hypertext linking to automatically deliver personalized, in-depth coverage of the aviation industry. Autonomy was deployed in four weeks, bringing the number of users of Aviation Week & Space Technology, Business & Commercial Aviation, and Aviation's Business Intelligence Services websites to approximately 800,000. Through the use of Autonomy's technology, new services and capabilities are constantly being added in every section of AviationNow.com.

e-commerce site or trading exchange can be easily identified. The ability to visualize conceptually related data and identify trends over time provides graphical analysis of key developments and is a powerful tool for assessing an overall picture of information assets. Decision-makers are able to see a physical representation of how information assets relate to each other and thereby target areas of weakness or alternatively, profit from existing knowledge.

Autonomy's ability to produce up-to-the-minute, accurate profiles captures tacit knowledge and allows information to be targeted to individuals based on their browsing and content consumption, as well as through users' creation of explicit sets of interests. In many cases employees may not be aware that the information they need already exists within the enterprise. Autonomy's technology ensures they are able to make informed decisions faster and personalizes relevant information assets automatically.

Interactions between people - *automatically*
Autonomy's ability to automatically perform interactions between people adds significant value. Driving operations that **Increase Collaboration** by identifying tacit knowledge through automatic profile generation also **Enables Users to Share Experience** and advice. The value of these interactions is further enhanced using Autonomy's Peer-to-Peer technology to identify and share vital information, knowledge and experience directly between relevant people. Autonomy **Maximizes Customer Intelligence** providing, for example, focused advertising targeted at an individual's information consumption, or valuable intelligence about a user's behavior patterns on-line.

The successful modern enterprise continually seeks new combinations of knowledge and expertise to maximize the potential of every employee, drive innovation and deliver leading-edge products and services. In research and development for example, it is the identification of the unknown, rather than the known, that yields the vital solution and by achieving the accurate identification of users' skills and information requirements, Autonomy provides a pathway to **Increased Competency**.

How are these returns achieved?
A suite of tools for managing human resource capital
Autonomy's ability to implicitly and explicitly profile users adds value in a number of ways. According to the needs of the organization, profiles can be clustered, visualized, viewed over time or cloned. The clustering of profiles, for example, enables organizations to identify and leverage expertise, while their visualization graphically represents the correlation between users' interests, knowledge assets and information consumption. Viewing user profiles over a period of time can highlight the ways in which the knowledge base within an organization is changing, and can offer the ability to monitor automatically and in real-time, content supplied in e-learning initiatives, for example. Autonomy's technology can alert users to other users' profiles that are relevant to the work they are doing, as well as enabling users to retrieve profiles, eliminating duplication and driving collaboration.

Autonomy provides a suite of powerful tools for managing human resource capital in real time and establishes new precedents in automating the digital economy.

tf1.fr NEP europrospectus.com OTEnet Rai.it

technology and **products**

Autonomy's strength lies in a unique combination of technologies that employs advanced pattern-matching techniques, (non-linear adaptive digital signal processing) utilizing Bayesian Inference and Claude Shannon's principles of Information Theory. Autonomy software identifies the patterns that naturally occur in text, based on the usage and expression of ideas and concepts. In this way, Autonomy extracts a document's context, forms an understanding of the key concepts, and thus facilitates a host of operations to be performed automatically.

The innovative high-performance pattern-matching algorithms provide sophisticated contextual analysis and concept extraction. For the first time, computers are able to automatically form an understanding of a page of text, Web pages, emails, voice, documents and people, and can analyze and leverage audio and video and automate operations on them.

Compatible with Manual Legacy Methods
Key to the technology also, is the fact that all legacy approaches are available too, so there is no 'either/or' decision between Autonomy and an existing implementation.

Intelligent Data Operating Layer (IDOL)
According to Gartner Group, companies need to share not only data types, but also the meanings of all relevant information. Yet organizations face a fundamental challenge when they select enterprise portals, business intelligence, customer relationship management, e-business, or knowledge management applications, or indeed any application that utilizes unstructured information. Just as almost all internal operations and processes within an organization are interconnected, technology itself should allow communication between applications, regardless of the back-end data sources.

IDOL is the framework around Autonomy's technology that provides a critical infrastructure layer, making it possible for organizations to automatically process digital information. Autonomy's technology forms an understanding of the actual content of any type of information, thereby enabling Integration Through Understanding (ITU), which allows applications to communicate with each other without any manual effort involved in setting up complicated connectors or the use of meta-data. Autonomy's technology makes enterprise systems "data-agnostic" and provides automated efficiencies never experienced before.

The IDOL framework consists of:
APPOLS (Applications Operating Layers) are interfaces onto Autonomy's technology. They include Portal-in-a-Box, ActiveKnowledge, Wireless Suite, PODS and Portlets. They also include applications from our Technology Partners and OEMs.

"With so much information at our fingertips, the question for us was how to deliver the right data to the right people without overwhelming them with irrelevant results – Autonomy has enabled Sun to transform corporate information overload into a valuable, comprehensible resource."
Mike Douglas, Director, eMarketing and Knowledge Management, SunMicrosystems Inc

Ford

case study

Ford – the world's most popular car manufacturer.

e-learning: 350,000 employees on-line with 250,000 references growing at 10,000 per week

The motor industry is under global pressure to improve productivity and business performance. Manufacturers are becoming highly focused on making operations as lean and efficient as they can.

In its own words, Ford Motor Company is going 'back to basics' and carrying out a fundamental review of every part of its business. Its new Learning Network links a person's competencies and expertise areas directly with learning, knowledge and data. By examining the way employees develop and how they learn, Ford expects to make a major impact on the bottom line.

Ford Learning Network allows each employee to define a roadmap for personal development through gaining competencies. By making the critical connections between people and content in real time, Autonomy makes the FLN concept look deceptively simple. The reality is that connecting 350,000 employees to a stockpile of 250,000 learning references growing at a rate of 10,000 per week is a massive organizational challenge. The creation of a physical library that large would be impossible and trying to catalogue a virtual library is a task beyond the imagination; the implementation of Autonomy negates the need for either. The intuitive approach and the speed and accuracy of information retrieval cuts hassle, reduces frustration and is rapidly becoming habit forming among users.

In practical terms, the system provides the critical link between business strategy and an individual's job role. FLN reviews a vast range of selected databases to offer the user a relevant choice of courses, information and knowledge. Learning materials are available in every possible format: from books to computer based training, from video to the worldwide web.

Autonomy technology is:

- Completely Automatic
- Data Type, Format and Source Agnostic
- Language Independent and Multilingual
- Fast
- Fully Scalable and Distributable
- Consistent, Contextual and Accurate
- Fully supports Voice, Audio, Video, Un/Semi and Structured information
- Fully XML Compatible
- Fully Legacy Keyword and Boolean Compatible
- Capable of Meta-data Handling
- Rapidly Implemented, Integrated and Deployed

Autonomy is therefore able to power any application dependent upon unstructured information including:

- Business Intelligence
- Content Publishing
- E-Commerce
- Customer Relationship Management
- Email Routing
- Enterprise information portal
- Internet Portal
- Knowledge Management
- Online Publishing, etc.

Autonomy technology drives individual *performance via profiling, collaboration* and expertise location capabilities.

Autonomy Content Infrastructure (ACI) options represent the backbone of Autonomy's technology that leverage a heterogeneous, distributed operating environment and provide services such as Peer to Peer and Distributed Query Handler (DQH).

Racks describe the groupings of IDOL operations used to automate the handling of unstructured, semi-structured and structured data, including audio and visual information.

Slots are the individual operations that can be performed. They include hyperlinking, retrieval, summarization, visualization, personalization, alerting, clustering and taxonomy generation. It is these core components that drive valuable services such as community and collaboration operations.

Connectors enable connection to the various information repositories, observing security protocols and respecting entitlement models. IDOL is compatible with all leading enterprise software, including Lotus Notes, Oracle, Exchange, Documentum, and FileNet. IDOL understands over 200 data formats, including text, Office documents, XML, speech, HTML, video, Notes attachments, images, PDF, Zip files and email.

Platforms describe the various operating systems IDOL runs on including Windows NT, Solaris, Linux and POSIX compliant operating systems.

IDOL and the New Technologies

Along with structured, semi-structured and unstructured information the IDOL platform now incorporates audio and video information. All other Autonomy components now seamlessly

hp BAE SYSTEMS Nestlé LEXMARK TEXAS INSTRUMENTS


STRUCTURED
APPLICATION CENTRIC
STOVE PIPE
INCOMPATIBLE
TIME CONSUMING
COSTLY
NON-DATA AGNOSTIC
MANUAL
COSTLY
MANUAL
IDOL
DATA AGNOSTIC
LANGUAGE INDEPENDENT
AUTOMATIC
AUTOMATIC
TEXT, AUDIO, VIDEO
AUTOMATIC

Early software implementations provided a single interface that allowed users access to one application. For example, users employ a document management interface to access only the documents stored in it.

A vast increase in the number of applications has complicated the process of accessing and sharing information. Enterprise information exists in silos, only accessible through *individual applications*, with the result that information is lost or unavailable when people need it.

Traditional attempts to connect the information inside a Knowledge Management application with information *inside a Customer* Relationship Management, Content Management, Security, B2B, or Business Intelligence *application are time consuming and expensive.*

Lack of cross-vendor standards, differing security protocols and few integration points further complicate the task of creating seamless integration of information.

Just as almost all internal operations and processes within an organization are interconnected, technology itself should allow communication between applications, regardless of the back-end data sources.

Autonomy's Intelligent Data Operating Layer (IDOL) is the framework around Autonomy's technology that provides a critical infrastructure layer, *making* it possible for organizations to automatically process digital content and allowing applications to communicate with each other. In addition, IDOL leverages users' interests via implicit and explicit profiling, capturing their information requirements and exploiting their skills.

Autonomy's technology forms an understanding of the actual content of any type of information, text or audio-based, unstructured or structured, regardless of where it is stored, the format with which it has been created, or the application associated with the data. This is why the technology provides Integration Through Understanding, allowing applications to communicate with each other without any manual effort involved in setting up complicated connectors or using meta-data. Autonomy's technology makes enterprise systems "data-agnostic" and provides automated efficiencies never experienced before.

ABN·AMRO

case study

ABN Amro – one of the world's leading banking groups

Structured, semi-structured and unstructured information analyzed, personalized and delivered straight to the client

ABN AMRO is one of the world's leading banking groups with over 3,500 branches, a staff of 111,000 and total assets of EUR 597.7 billion. ABN operates globally in three strategic business units: wholesale clients, consumer and commercial clients and private clients and asset management for high net-worth individuals with resources to invest.

ABN wanted to increase its margins and competitive advantage, nurture customer loyalty, reduce costs, and invest in IT systems to keep up with the pace of change. To do so, ABN Amro sought to put business-critical information in context for research and trading, and personalize and deliver that information, including content from over 80,000 pdfs, in real time. It chose Autonomy to power its client facing Equity Research website, which would provide a single point of access for all its latest research. Equity Research brings together large amounts of structured, semi-structured and unstructured information from various geographical regions, industry sectors, companies and research analysts.

Autonomy's technology enables the automatic publishing of new research reports on the live website as they become available. It is also used to deliver the latest and most relevant reports in the current site context, based upon hybrid queries of the reports' unstructured content. Within any given context, automatic hyperlinks to other relevant news and related research are automatically displayed in the form of a unique Relevance Chart.

The relevance, breadth and variety of information have thus been dramatically improved, while costly manual processes have been eradicated. Analysts and customers alike are now kept directly in touch with the information that is critical to their business.

Additional IDOL interfaces launched by Autonomy during 2001 include:



• *ClusterMap Visualization, identifying conceptual similarities and differences between clusters in a single time period with concentrated clusters correlating higher degrees of similarity.*



• *Spectrograph Visualization, displaying the relationships between clusters on successive periods and sets of data.*



• *Automatic taxonomy generation.*



• *3D Visualization, allowing users to navigate information by concept through a multi-dimensional landscape.*

operate across all data types and media simultaneously, offering a platform to build automated information aware applications.

In 2001, Autonomy launched AXE, its XML Engine, to provide automated operations on semi-structured and structured information. Also during 2001, Autonomy expanded its Voice Suite offerings to include Greek, Spanish and American English.

The Development of PODS

To accelerate bringing Autonomy into every enterprise, we've introduced Product Oriented Drop-In Solutions (PODS) – applets that extend Autonomy functionality into other vendors' applications. As PODS require no technology integration from the other vendor, they open a new line of revenue for Autonomy and allow us to extend the IDOL platform to other software vendors, such as BEA, SAP, Siebel, IBM Websphere, Oracle and Sybase.

PODS are a significant development for Autonomy, OEM partners and users alike, delivering a rapidly deployable path for integrating applications, providing high-end Autonomy functionality to existing applications or fusing an application to IDOL. For example, a customer using a Siebel CRM system can deploy the Siebel PODS to deliver an Autonomy-enabled Siebel deployment in a matter of minutes. This information can then also be linked into wider deployments to further leverage the value of content lying in separate applications and repositories using some or all of IDOL's functionality.

IDOL Interfaces

Through numerous available Slots that plug into IDOL, Autonomy enables individual operations to be performed automatically, including automatic hyperlinking, categorization, taxonomy generation, profiling, alerting, community and collaboration, clustering, concept retrieval and summarization.

HSBC Lloyds TSB Schroders NOMURA ROYAL & SUNALLIANCE NEW YORK LIFE

award-winning **technology**

Autonomy's unique combination of technologies has brought the organization recognition from across the globe for its innovative approach to harnessing the power of unstructured and semi-structured information. During 2001, Autonomy's infrastructure technology won industry accolades and garnered recognition from a variety of leading sources.

CIO WebBusiness 50 WINNER 2001

CIO Web Business 50 Award
The Autonomy-powered U.S. Army's 'Army Knowledge Online' (AKO) portal won the prestigious CIO Web Business 50 Award from IDG. AKO was selected for its excellence in design and functionality. Using Autonomy's infrastructure technology, AKO assists in the production of higher quality products, recommendations and decisions by providing the Army with Web-based tools that allow individuals to spend more time analyzing, not collecting information. AKO is a key initiative in the transformation of the institutional Army into a true knowledge and capabilities-based organization.

"Army Knowledge Online currently supports more than 700,000 registered users worldwide," said Colonel Robert Coxe. "By creating an online portal where critical information can be accessed—from personalized reports used to track information, documents by colleagues on relevant matters, training links, the latest Army news and other knowledge centers—all from a single interface, we are producing a more efficient and productive environment. CIO magazine's recognition of our online portal and the efficiencies it brings to our global users represents an important milestone for our online initiative."

InfoWorld. LEAD WITH KNOWLEDGE

InfoWorld 100 Award
InfoWorld honored two Autonomy customers for their innovative portals. InfoWorld selected Ford for its Autonomy-powered 'Ford Learning Network' (FLN) portal and the U.S. Army for its 'Army Knowledge Online' (AKO) portal. With Autonomy's infrastructure software, Ford employees have access to content from corporate applications, legacy information systems, including Ford's e-learning content and classroom materials, Ford's research libraries and other company databases.

EMMA foundation 2001 Winners PRESENTATION

2001 International EMMA Award
EMMA is a European-based international awards program that attracts entries from more than 40 countries and has the widest reach of any digital event worldwide. EMMA selected Autonomy OEM partner, Relevare, for the usability of its software. Relevare enables users to access relevant information from the Internet or corporate Intranet via an easy, iconic, intuitive interface, which is also ideal for access via hand-held wireless devices. This graphical, no keyboard, no keyword Internet interface was developed using Autonomy's infrastructure software.

KMWorld 100 Companies That Matter

KM World "100 Companies that Matter in KM" Award
Autonomy received KMWorld's "100 Companies that Matter in KM" award for the second year running. Autonomy was selected for its strong leadership within the knowledge management market and identified as an innovative infrastructure technology maker.

the board

Michael Lynch Ph.D., Managing Director and Chief Executive Officer

Michael R. Lynch, Ph.D, co-founded Autonomy and has served as our Managing Director and Chief Executive Officer since our inception in March 1996. Prior to founding Autonomy, Dr. Lynch founded Neurodynamics Limited in 1991. Dr. Lynch is also a director and Managing Director of Neurodynamics Limited, Cambridge Neurodynamics Limited and Nholdings Limited, and a non-executive director of Paradigm Media and Avocet Capital Management. Dr. Lynch holds an M.A. in electrical and information sciences, a Ph.D in adaptive techniques in signal processing and connectionist models and held a research fellowship in adaptive pattern recognition from Cambridge University. Dr. Lynch won the Achievement Medal from the Institute of Electrical Engineers in 1996.

Richard Gaunt, Technical Director and Chief Technology Officer

Richard G. Gaunt, co-founded Autonomy and has served as Technical Director and Chief Technology Officer of Autonomy since our inception in March 1996. Mr. Gaunt has served as Technical Director of Cambridge Neurodynamics Limited since 1991, where he contributed to the development of our DRE technology. He also serves as a director of Neurodynamics Limited, Cambridge Neurodynamics Limited and Nholdings Limited. Mr. Gaunt holds a BSc in electronic engineering and an MSc from the University of Natal in Durban.

Barry Ariko, Board Director

Barry M. Ariko has served as a non-executive director of Autonomy since January 2000. From January 2000, until it was acquired by Peregrine Systems in May 2001, he was Chairman, CEO and President of Extricity, Inc., a provider of software for the management of inter-company transactions and workflow. Prior to Extricity, he was Senior Vice President of AOL, which had acquired Netscape Communications Corp., where he was Executive Vice President and Chief Operating Officer with primary responsibility for the enterprise software business since August 1998. From April 1994 to August 1998, Mr. Ariko was Executive Vice President in charge of the Americas operations for Oracle Corp. Mr. Ariko also serves as a director of Peregrine Systems, Incyte Genomics and Aspect Communications. Mr. Ariko holds a B.S. in Management from Golden Gate University in San Francisco and in 1992 completed the Advanced Executive Program at Northwestern University's J. L. Kellogg Graduate School of Management.

John McMonigall, Board Director

John P. McMonigall has served as a non-executive director of Autonomy since July 1998. Since April 1990, Mr. McMonigall has been a director of Apax Partners & Co Ventures Ltd, a venture capital firm, where he is responsible for Apax' investments in private companies in telecommunications, software and related fields. From 1966 to 1990, Mr. McMonigall held a variety of positions at British Telecom where he served as a member of the Management Board. He currently serves on the boards of Dialog Semiconductor GmbH. Mr. McMonigall also serves on the boards of several privately owned companies, including Neurodynamics Limited and Nholdings Limited.

Richard N. Perle, Board Director

Richard N. Perle has served as a non-executive director of Autonomy since February 2000. Mr. Perle has served as Resident Fellow of the American Enterprise Institute for Public Policy Research since 1987. Since January 1994, Mr. Perle has also served as a consultant on general business, markets and strategy to corporate clients. He was the Assistant Secretary for the United States Department of Defense, International Security Policy from 1981 to 1988. Mr. Perle is Chief Executive Officer and Chairman of the Board of Directors of Hollinger Digital Inc. and a Director of Morgan Crucible plc, where he serves on the remuneration committee, Hollinger International and AppNet, Inc., where he serves on the audit and remuneration committees. Mr. Perle is a member of the International Advisory Board of Hollinger Inc. Mr. Perle holds an M.A. from Princeton University and an A.B. from the University of Southern California.

management's discussion and analysis of financial condition and results of operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations includes certain financial information extracted without adjustment from our consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles. This information is a summary and you should read the entire Annual Report carefully.

Overview

We were incorporated on March 21, 1996, and commenced commercial operations in July 1996. We delivered our software products to our first customer in November 1996. We established our U.S. operations, which are conducted through Autonomy, Inc., in 1996.

Revenues

Substantially all of our revenues currently are derived from licenses of our technology, through direct and indirect sales, including licenses to OEM customers; provision of support and maintenance under licenses and to OEM customers; and other consulting and support services related to our technology. Indirect sales methods include sales by value added resellers, distributors, systems integrators and OEMs. Our sales force and marketing efforts are used to develop brand awareness and support our indirect channels, as well as to generate direct sales. Customer support and maintenance agreements are generally entered into in connection with licenses of our technology. Fees are established as a percentage of the software license price, typically up to 18% per year, and are generally paid annually. Service revenues are primarily comprised of implementation, consulting, training and other support services delivered in connection with licenses of our technology. Where collectability of sales revenue is not considered probable at the time a sale is made, revenue is recognized when the cash is collected.

Cost of Revenues

Our cost of revenues primarily consists of shipping, software documentation, third-party labor, third-party license fees and other costs associated with the delivery of software products from which license revenue is derived and the cost of providing after-sale support and maintenance services to customers.

Operating Expenses

General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees and other general corporate expenses.

Sales and marketing expenses consist primarily of costs of marketing programs, including advertising, trade show, public relations and promotional expenses, and salaries, commissions and related personnel expenses for our direct sales force and marketing staff.

Provision for doubtful accounts represents both specific and general provisions made for accounts receivable where ultimate collection becomes less than probable after the date the sale is made.

Research and development expenses consist primarily of salaries and related personnel expenses, consultant fees and expenses related to the design, development, testing and enhancement of our family of products. These include expenses for technical support we provide to customers in connection with the implementation of our products.

Our results are reported in U.S. dollars for U.S. reporting purposes. The major component of foreign exchange gains and losses reported through our statement of operations has been the result of translating our U.S. dollar-denominated cash balances that are held by our U.K. parent company into pounds sterling.

Results of Operations

Years ended December 31, 2001 and 2000

Revenues

Revenues were $52.6 million in 2001, a decrease of approximately $12.8 million or 19.6% from $65.4 million in 2000. This decrease was primarily the result of a general worldwide slowdown in the macro-economic environment, which affected IT spending patterns including, in particular, the lengthening of purchasing cycles.

Cost of revenues

Cost of revenues was $1.9 million in 2001, a decrease of approximately $2.0 million or 51.3% from $3.9 million in 2000. This decrease was primarily due to lower hardware expenditures, third party licenses and the appointing of third-parties for training, implementation and other services.

Gross profit

Gross profit was $50.7 million in 2001, a decrease of $10.8 million or 17.6% from $61.5 million in 2000. Gross profit margin was 96% in 2001, an increase of approximately 2% from 94% in 2000.

Operating Expenses

General and administrative. General and administrative expenses, which principally comprise staff and office costs, were $7.6 million in 2001, a decrease of $0.1 million or 1% from $7.7 million in 2000.

Sales and marketing. Sales and marketing expenses were $31.7 million in 2001, a decrease of $2.0 million or 5.9% from $33.7 million in 2000. The decrease was due to a number of factors, including a decrease in advertising, promotion, marketing and public relations rates, and a decrease in sales commissions as a result of reduced revenues.

Provision for doubtful accounts. Provision for doubtful accounts was $1.0 million in 2001, a decrease of $0.6 million or 37.5% from $1.6 million in 2000. Provision for doubtful accounts represented 1.9% of revenues in 2001, as compared to 2.4% in 2000. This decrease as a percentage of revenues was primarily due to better monitoring and improved collection practices.

Share-based compensation. Amortization of share-based compensation was a credit of $0.2 million in 2001, compared to an expense of $0.1 million in 2000. Amortization of share-based compensation is included in the operating expense to which it relates.

Research and development. Research and development expenses were $8.3 million in 2001, an increase of $1.8 million or 27.7% from $6.5 million in 2000. The increase in research and development expenses was due to an increase in technical personnel and the development and implementation of new products, including the completion of the IDOL platform, the Autonomy XML Engine and the new development of PODs.

Other income (expense). Other income (expense) in 2001 consisted of interest income (net), gain on foreign exchange, our share of the retained earnings and losses of Dremedia Limited and minority interest of Softsound, and write-downs against certain investments. Other income (expense) was $11.2 million in 2001, an increase of $2.6 million or 30.2% from $8.6 million in 2000. Interest income (net) was $6.4 million in 2001, an increase of $0.8 million or 14.3% from $5.6 million in 2000. The increase was primarily due to the inclusion in 2001 of twelve months of bank interest on the proceeds of the May 2000 public offering of our ordinary shares, offset by decreases in interest rates. Gain on foreign exchange was $5.1 million in 2001, an increase of $1.8 million or 54.5% from $3.3 million in 2000. This increase was primarily due to increased U.S. dollar-denominated deposits as a result of our May 2000 public offering, and the subsequent appreciation of the U.S. dollar against the pound sterling, which affected the value of our U.S. dollar-denominated cash balances. We converted substantially all of our dollar denominated cash deposits into sterling in May 2001. Following a deterioration of the financial status of certain fixed asset investments, we have written down the value of these investments in 2001 by $0.3 million, compared to $0.2 million in 2000.

Profit before income taxes

As a result of the above factors, we reported a profit on ordinary activities before taxation of $13.3 million and after taxation of $9.4 million in 2001, as compared to a profit on ordinary activities before taxation of $20.7 million and after taxation of $14.5 million in 2000.

Income Taxes

We have provided for income taxes of $3.9 million in 2001 and $6.1 million in 2000. Our effective group tax rate has fallen slightly from 30% in 2000 to 29% in 2001. A valuation allowance has been recorded against net deferred tax assets to the extent that certain timing differences are less likely than not expected to reverse in the foreseeable future.

Years ended December 31, 2000 and 1999

Revenues

Revenues were $65.4 million in 2000, an increase of approximately $43.4 million or 197.3% from $22.0 million in 1999. This increase was primarily the result of an increase in license revenues from new customers, driven by increased sales across all regions, new marketing activities and the introduction of new products, including the Autonomy Content Infrastructure in January 2000, Clusterizer in April 2000 and Autonomy Voice Suite in November 2000.

Cost of revenues

Cost of revenues was $3.9 million in 2000, an increase of approximately $1.1 million or 39.3% from $2.8 million in 1999. This increase was primarily due to increased hardware expenditures, third party licenses and license payments to third parties for training, implementation and other services.

Gross profit

Gross profit was $61.5 million in 2000, an increase of $42.3 million or 220.3% from $19.2 million in 1999. *Gross profit margin was 94.1% in 2000, an increase of* approximately 6.9% from 87.2% in 1999.

Operating Expenses

General and administrative. General and administrative expenses were $7.7 million in 2000, an increase of $4.2 million or 120.0% from $3.5 million in 1999. This increase was primarily due to an increase in personnel and residual costs associated with relocation of the San Francisco office to new headquarters.

Sales and marketing. Sales and marketing expenses were $33.7 million in 2000, an increase of $17.9 million or 113.3% from $15.8 million in 1999. The increase was due to a number of factors, including an increase in discretionary spending, including on advertising, promotion, marketing and public relations efforts, and an increase in the *number of sales and marketing personnel in Cambridge, Europe and San Francisco.*

Provision for doubtful accounts. Provision for doubtful accounts was $1.6 million in 2000, a decrease of $0.2 million or 11.1% from $1.8 million in 1999. Provision for doubtful accounts represented 2.4% of revenues in 2000, as compared to 8.2% in 1999. This decrease as a percentage of revenues was primarily due to a significant increase in revenues together with better monitoring and improved collection practices.

Share-based compensation. Amortization of share-based compensation was $0.1 million in 2000, a decrease of $0.1 million or 50.0% from $0.2 million in 1999. Amortization of share-based compensation is included in the operating expense to which it relates.

Research and development. Research and development expenses were $6.5 million in 2000, an increase of $2.2 million or 51.2% from $4.3 million in 1999. The increase in research and development expenses was due to an increase in technical personnel and the development and implementation of new products, including our WAP-based products, Kenjin, Autonomy XML Engine and Autonomy Voice Suite.

Other income (expense). Other income (expense) consisted of interest income (net), gain on foreign exchange and our share of the retained earnings and losses of Autonomy Nordic. We purchased approximately 33.34% of Autonomy Nordic in *March 1999. In October 2000 we acquired the remaining 66.66% interest in Autonomy* Nordic and subsequently all earnings and losses have been consolidated. Other income (expense) was $8.6 million in 2000, an increase of $6.6 million or 330.0% from $2.0 million in 1999. Interest income (net) was $5.6 million in 2000, an increase of $4.5 million or 409.1% from $1.1 million in 1999. The increase was primarily due to the inclusion in 2000 of approximately eight months of bank interest on the proceeds of the May 2000 public offering of our ordinary shares. Gain on foreign exchange was $3.3 million in 2000, an increase of $2.7 million or 450.0% from $0.6 million in 1999. This increase was primarily due to increased U.S. dollar-denominated deposits as a result of our May 2000 public offering, and the concurrent appreciation of the U.S. dollar against the pound sterling, which affected the value of our U.S. dollar-denominated cash balances. Our share of the retained loss of Autonomy Nordic was $0.2 million in 2000, a decrease of $0.4 million or 200% from retained earnings of $0.2 million in 1999.

Profit (loss) before income taxes

As a result of the above factors, we reported a profit on ordinary activities before taxation of $20.7 million and after taxation of $14.5 million in 2000, as compared to a loss of $4.2 million before taxation and a loss of $4.9 million after taxation in 1999.

Income Taxes

We have provided for income taxes of $6.1 million in 2000 and $0.6 million in 1999. A 100% valuation allowance has been recorded against net deferred tax assets as a result of uncertainties regarding the realization of the asset balance and the variability of operating results and taxable income.

Liquidity and Capital Resources

Cash and cash equivalents totalled $143.6 million at December 31, 2001, compared to a balance of $137.5 million at December 31, 2000. We funded our operations since inception primarily through equity capital from outside investors. In May 2000 we completed a public offering of our ordinary shares on the Nasdaq National Market, raising approximately $99.7 million in net proceeds after commissions and expenses. In connection with this offering, trading in our American Depository Shares representing our ordinary shares commenced on the Nasdaq National Market.

Our capital requirements depend on a variety of factors, including market acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products and the timing and extent of establishing international operations. Net cash provided by operating activities was $6.4 million and $13.0 million for the years ended December 31, 2001 and 2000, respectively, and cash used by operating activities was $6.8 million in the year ended December 31, 1999. The increase from 1999 to 2000, and the decrease from 2000 to 2001, was due to fluctuating revenues combined with comparatively stable operating expenses. Net cash used in investing activities was $2.2 million in 2001, an increase of $0.8 million or 57% from $1.4 million in 2000. Net cash used by investing activities was $2.0 million in the year ended December 31, 1999. Cash was used during this period to acquire office equipment and software licenses and to purchase investments.

Net cash provided by financing activities was $0.7 million in 2001, compared to $103.7 million in 2000. Net cash provided by financing activities in the year ended December 31, 1999 was $0.7 million. Net cash provided by financing activities during 2001 and 1999 was primarily due to the exercise of options to purchase ordinary shares. Net cash provided by financing activities in 2000 primarily represented the proceeds of our public offering on the Nasdaq National Market.

We expect to experience growth in our working capital needs for the foreseeable future in order to execute our business plan. We anticipate that operating activities, as well as planned capital expenditures, will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or products. We believe that our current cash and cash equivalents and cash generated from operations will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next 12 months.

accounts

- Directors' Report
- Corporate Governance Report
- Remuneration Committee Report
- Auditors' Report
- Consolidated Statements of Operations
- Consolidated Balance Sheets
- Consolidated Statements of Changes in Shareholders' Equity
- Consolidated Statements of Cashflows
- Notes to Consolidated Financial Statements
- General Information

Directors' Report

The directors present their annual report on the affairs of the company, together with financial statements and auditors' report thereon for the year ended December 31, 2001. The directors' report which forms part of the company's annual report is based on the directors' report which accompanies the company's statutory accounts for the year ended December 31, 2001, and includes amounts extracted from the financial statements included in this annual report rather than from the statutory accounts.

The financial statements presented in this annual report have been prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP) and do not comprise statutory accounts of Autonomy Corporation plc. The auditors have reported on the statutory accounts which have been prepared under UK Generally Accepted Accounting Principles that have been delivered to the Registrar of Companies for the years ended December 31, 2000 and 1999 and that will be delivered for the year ended December 31, 2001. The auditors' reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

Directors' responsibilities

The directors are required to prepare financial statements which comply with the requirements of the United Kingdom Financial Services Authority. Such financial statements may be prepared in accordance with US GAAP. Accordingly, the directors have decided to present US GAAP financial statements for the years ended December 31, 2001, 2000 and 1999 consistent with the information to be included in Form 20-F to be filed with the United States Securities and Exchange Commission.

Under the Listing Rules the directors are also responsible for making a statement that the business is a going concern with supporting assumptions or qualifications as necessary. After making enquiries, the directors have a reasonable expectation that the company and the group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

In connection with the UK statutory accounts, the directors acknowledge a number of responsibilities, including keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and group and safeguarding the assets of the company and group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Principal activity and business review

The principal activity of the company is software development and distribution.

Revenue for the year ended December 31, 2001, was $52.6 million, a decrease of $12.8 million from $65.4 million for 2000, which in turn represented an increase of $43.4 million from $22.0 million in 1999. Profit after taxation was $9.4 million for the year ended December 31, 2001, as compared to profit after taxation of $14.5 million for the year ended December 31, 2000, and a loss of $4.8 million in 1999.

Competition

The company's technology is horizontally applicable, across all types of businesses. The technology has a number of different applications and faces different competitors in these areas. It is relevant to any market where problems associated with unstructured information exist. The company believes that its products offer benefits and applications beyond those of its competitors.

Since the company's technology is applicable to a broad range of applications and industries, the company faces different competition depending on the use and application of our products. Accordingly, principal competitors today include developers and vendors of information management software, such as IBM's Lotus Notes, Convera and eHNC; unstructured information management applications using keyword-based technologies, such as Inktomi, Verity and AltaVista; personalized information delivery applications, such as BroadVision; and document management applications, such as Documentum and PCDocs. The company also faces significant competition from other established software companies who from time to time announce broad software product initiatives, such as Microsoft, Oracle, SAP and IBM.

Results and dividends

The company's results for the year were as follows (in thousands):

Profit and loss account at January 1, 2001	$ (5,652)
Profit for the year after taxation and minority interest	9,366
Transfer between reserves	(519)
Profit and loss account at December 31, 2001	$ 3,195

The directors do not recommend the payment of a dividend (2000 – $nil).

Share Capital

The company is generally authorized by its articles of association to purchase its own shares. No resolution has been passed by the shareholders to provide specific authorization.

Future developments

The company expects to increase its revenues during 2002.

Research and development

The company continues to develop new software products and expects further product launches during 2002. The total amount written off for research and development expenditure during the year was $8.3 million, as compared to $6.5 million and $4.3 million for 2000 and 1999, respectively.

Intellectual property

The company's technology is derived from the Dynamic Reasoning Engine ("DRE") which is owned outright by the company. The company's success is dependent in part upon its proprietary technology for which it relies upon trademark, trade secret and copyright law for protection.

Securities Markets

The company's ordinary shares have been trading on Nasdaq Europe (formerly EASDAQ) under the symbol "AUTN" since July 10, 1998, first listed at an offering price of $1.23 per share, and on the London Stock Exchange under the symbol "AU." since November 1, 2000, first listed at an offering price of £32.76 per share. The company's American Depositary Shares, each representing one ordinary share, have been trading on the Nasdaq National Market under the symbol "AUTN" since May 8, 2000, first listed at an offering price of $41.00 per ADS. The table below sets forth the high and low bid prices of the company's ordinary shares on Nasdaq Europe and the London Stock Exchange, and of the company's ADSs as reported by the Nasdaq National Market, for the periods indicated. All information gives effect to a 3-for-1 stock split effective August 1, 2000.

	Nasdaq Europe		London Stock Exchange		Nasdaq National Market	
	Price per ordinary share (£)(1)		Price per ordinary share (£)		Price per ADS ($)	
Quarter ended	High	Low	High	Low	High	Low
March 31, 1999	2.03	0.80	—	—	—	—
June 30, 1999	1.94	1.28	—	—	—	—
Sept. 30, 1999	3.18	1.17	—	—	—	—
Dec. 31, 1999	12.06	3.23	—	—	—	—
March 31, 2000	47.81	10.50	—	—	—	—
June 30, 2000 (2)	35.22	17.05	—	—	45.33	28.17
Sept. 30, 2000	39.45	25.41	—	—	63.00	38.75
Dec. 31, 2000 (3)	41.05	18.78	41.00	18.77	58.88	26.88
March 31, 2001	24.35	6.85	24.15	6.67	34.69	9.50
June 30, 2001	7.35	2.98	7.44	2.95	10.38	4.44
Sept. 30, 2001	4.31	1.70	4.34	1.97	6.20	2.70
Dec. 31, 2001	4.25	1.80	4.23	1.95	6.05	2.98

(1) On October 31, 2000, Autonomy's currency of quotation on Nasdaq Europe changed from US Dollars to pounds sterling. All information prior to October 31, 2000, is presented in pounds sterling converted at a rate of £1.00 = $1.4955, the Noon Buying Rate on December 29, 2000, the last business day of the fiscal year in which the conversion occurred.

(2) For Nasdaq National Market, from May 8, 2000.

(3) For London Stock Exchange, from November 1, 2000.

Directors and their interests

The directors who served during the year, and their beneficial interests in the shares of the company at the end of the year, were as follows:

	Ordinary shares of $^1/_3$p each as of December 31,		
	2001	2000	1999
Executive			
Dr. Michael R. Lynch	22,407,357	22,407,357	25,180,487
Richard G. Gaunt	—	—	—
Ralph J. Harms (resigned September 20, 2001)	—	—	—
Dominic Johnson (resigned July 25, 2001)	—	—	—
Non-executive			
Barry M. Ariko	—	—	—
John P. McMonigall	—	—	—
Richard N. Perle	—	—	—
Richard C. Wilson (resigned July 25, 2001)	—	—	—

There has been no change in the directors' interests since December 31, 2001.

Richard G. Gaunt has an option over 4,114,240 existing shares, of which 3,585,525 are currently held by Dr Michael R. Lynch and the remainder held by another shareholder. The options have an exercise price of 1/3p per share and are exercisable within the period ending on the seventh anniversary following December 3, 1996. Details of the directors' interests in share options in the company are disclosed in the remuneration committee report.

Re-election of directors

Each of Messrs. McMonigall and Ariko will be subject to re-election at this year's Annual General Meeting.

Employment contracts

Dr. Michael Lynch, as Managing Director and Chief Executive Officer, of the company and Richard Gaunt, Technical Director and Chief Technical Officer, are bound by service agreements dated July 9, 1998. Each employment agreement sets out obligations of confidentiality and contains non-competitive provisions expressed to extend for a period of one year following the cessation of employment with the company. Any copyright, work, design, trademark, discovery, invention, secret, process, improvement or procedure created, discovered, invented, developed or devised during the performance of their duties, using the facilities of the company or confidential information of the company, or financed by the company will be owned by the company and Dr. Lynch and Mr. Gaunt are under an obligation to the company to disclose all such relevant inventions. Both parties have also entered into part-time employment agreements with Neurodynamics Limited, a related party. The Autonomy service agreement limits the total monthly working time spent providing services to Neurodynamics to a maximum of one quarter of each of their total monthly working time. Service agreements for each of Dr. Lynch and Mr. Gaunt are subject to six months' notice.

Indemnification of directors and other officers

Under the Articles of Association of the company, subject to U.K. companies legislation, every director, secretary or other Officer of the company is entitled to be indemnified by the company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto, including any liability incurred by him in defending any civil or criminal proceedings which relate to anything done or omitted or alleged to have been done or omitted by him as an Officer, director or employee of the company and in which judgement is given in his favour (or in which the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted, or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the court.

Under the Articles of Association of the company, subject to U.K. companies legislation and to the extent legally permitted, the directors may purchase, fund and/or maintain insurance for or for the benefit of any persons who are or were at any time directors, officers or employees of the company, or of any subsidiary of the company or in any way allied to or associated with the company or any such subsidiary or of any predecessors of the business of the company or any such subsidiary or who are or were at any time trustees of any pension fund in which any employees of the company or any such other company are interested, including (without prejudice to the generally of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties or powers and otherwise in relation to their duties, powers or offices in relation to the company or any such other company or pension fund.

Substantial shareholdings

As at January 31, 2002, the directors were aware that the following persons other than the directors, directly or indirectly, own or control three per cent or more of the issued ordinary share capital of the company:

Name of shareholder	Number of ordinary shares held	Percentage of issued ordinary share capital (1)
The Capital Group Companies, Inc.	12,673,937	10.0
Fidelity International Limited	8,799,393	6.9
Deutsche Bank AG	7,145,925	5.6
Lazard Asset Management	5,103,366	4.0
CGNU plc	4,750,459	3.7

(1) Based on 127,295,862 ordinary shares outstanding as at January 31, 2002.

Supplier payment policy

The company's policy is generally to pay suppliers at the end of the month following that in which the supplier's invoice is received. The number of creditor days outstanding at December 31, 2001, for the company was 91 days (at December 31, 2000 – 88 days, at December 31, 1999 – 58 days) and for the principal UK subsidiary was 33 days (at December 31, 2000 – 45 days, at December 31, 1999 – 50 days).

Charitable donations

The company made £20,000 in charitable donations during 2001 to the Prince's Trust.

By order of the Board

Dr. Michael R. Lynch
Managing Director and Chief Executive Officer
Cambridge Business Park
Cowley Road
Cambridge, CB4 OWZ
February 15, 2002

Corporate Governance Report

Compliance with the Combined Code. Throughout 2001, the company complied with the provisions set out in Section 1 of the Combined Code save in relation to Code Provision 2.1 (independent chairman), Code Provision A.1.2 (schedule of matters for the board) and a Nominations Committee has yet to be established in relation to Code Provision A.5.1. The company has applied the Principle of Good Governance set out in Section 1 of the Combined Code by complying with the Code of Best Practice as reported above.

The company has an ongoing process for identifying, evaluating and managing the significant risks faced by the company, that has (with modifications from time to time) been in place for 2001 and up to the date of approval of the annual report and accounts. Principal controls are managed by the executive directors and key employees, including regular review by management and the board of the operations and the accounts of the company.

Composition and Operation of the Board. The board is led by Dr. Michael R. Lynch, Managing Director and Chief Executive Officer, one additional executive director and three independent non-executive directors. During 2001, Mr. McMonigall was employed by Apax Partners, the company's largest private shareholder at the beginning of the year. Following sales in the first quarter of 2001, Apax Partners had a beneficial interest in less than 1% of the company's outstanding shares. All directors are subject to re-election by the shareholders every three years. At each annual general meeting, one third must retire by rotation. Directors who are appointed by the board must retire at the next annual general meeting so that they may be re-elected by the shareholders. Mr. McMonigall is the board's senior non-executive director.

The board has been established in order to give a balance of knowledge, experience and objective overview. The two executive directors provide the necessary skills in commercial, operational and financial management. The three independent non-executive directors provide a blend of experience to enable them to bring strong independent judgement and considerable knowledge and experience to the board's deliberations. In common with peers in the high technology sector in the United States, to date the board has not separated the functions of Chairman and Chief Executive, although the board is structured to ensure that there is no undue dominance by the Chief Executive.

The board meets at least once a quarter and is broadly responsible for the company's strategic, financial, operational and compliance-matters, including development of commercial strategy, approval of major business matters and policies, analysis of risk and maintaining adequate systems of internal control, and the approval of financial statements and extraordinary commercial arrangements. The board has put in place an organizational structure with clearly defined lines of responsibility and delegation of authority between executive and non-executive directors. Prior to each meeting, the board is furnished with timely information in a form and quality appropriate for it to discharge its duties concerning the state of the business and performance. The ultimate responsibility for reviewing and approving the annual report and accounts and the quarterly reports, and for ensuring that they present a balanced assessment of the company's position, lies with the board.

The board has established an audit committee and a remuneration committee, and delegates the day-to-day management of the company to the executive members of the board. Details of the board's committees are set forth below:

• Audit Committee

The audit committee is primarily responsible for monitoring and approving the services performed by the auditors and reviewing compliance with the legal and accounting policies and practices and systems of internal accounting controls. The committee currently consists of Messrs. Ariko, McMonigall and Perle. The committee meets at least four times a year, to review all interim and full year results. The external auditors and Chief Financial Officer attend all meetings in order to ensure that all the information required by the audit committee is available for it to operate effectively. At least once a year the external auditors meet with the audit committee without executive directors present.

• Remuneration Committee

The remuneration committee is primarily responsible for reviewing and approving general compensation policies and setting compensation levels for executive Officers. The committee also administers incentive compensation plans. The committee currently consists of Messrs. Ariko and McMonigall. The report of the remuneration committee is set out on pages 32 and 33.

The board intends to establish a nominations committee to fill vacancies when they become available. When established, the nominations committee will have responsibility for proposing new appointments of both executive and non-executive directors to the board.

Risk Management. The board is responsible for the company's system of internal control and for reviewing its effectiveness with regard to achieving the company's business objectives and enhancing shareholder value. Such a system is designed to manage rather than eliminate the risk of failure and can provide only reasonable and not absolute assurance against material misstatement or loss. The board continuously reviews the effectiveness of the company's internal control systems. The board considers all controls, including financial, operational and compliance controls and risk management, principally based on reports from management, to consider whether significant risks are identified, evaluated, managed and controlled and whether any significant weaknesses are promptly remedied or indicate a need for more extensive monitoring. The board has also performed a specific assessment for purposes of this Annual Report. The directors consider that the company's internal controls, particularly given the company's size and the nature of its business operations, provide reasonable but not absolute assurance against material misstatement or loss. The main elements of internal control currently include:

- Operating Company Controls

  The identification and mitigation of major business risks is the responsibility of the executive directors and senior management. Each business function within the company maintains controls and procedures, as directed by senior management, appropriate to its own business environment while conforming to company standards and guidelines. These include procedures and guidelines to identify, evaluate the likelihood and mitigate all types of risks on an ongoing basis.

- Information and Communication

  The company's operating procedures include a comprehensive system for reporting financial and non-financial information to the directors.

  Financial Reporting. Financial projections, including balance sheets and profit and loss and cash flow statements, are reported on a regular basis to senior management against corresponding figures for previous periods.

  Non-Financial Reporting. The central process for evaluating and managing risks is weekly meetings of business functions, each involving at least one director, together with periodic meetings of executive directors and senior management.

- Finance Management

  The finance department operates within policies approved by the directors and the Chief Financial Officer. Expenditures are authorized at the requisite level with appropriate segregation of duties.

- Insurance

  Insurance cover is provided externally and depends on the scale of the risk in question and the availability of cover in the external market.

The processes to identify and manage the key risks to the success of the company are an integral part of the internal control environment. Such processes include, in addition to the above, strategic planning, appointing highly skilled managers with accountability, regular monitoring of performance and setting and communicating high standards and targets for ethics, safety and health.

Internal Audit. Given the company's relatively small size, with approximately 200 employees worldwide as of December 31, 2001, the extensive internal reporting functions and significant executive director involvement in all aspects of company's business affairs, the board for the present does not consider it necessary to have its own internal audit function. The board periodically will review the need for an internal audit function.

Remuneration Committee Report

The Remuneration Committee is primarily responsible for reviewing and approving general compensation policies and setting compensation levels for executive Officers. The committee also administers incentive compensation plans. The committee currently consists of Messrs. Ariko and McMonigall, independent non-executive directors.

Executive remuneration packages are intended to attract, motivate and retain directors of the calibre needed to achieve the company's growth program. The main elements of these packages are:

- **Base Salary**

  Each senior executive's basic salary is determined by the Committee, taking into account the performance of the individual and the strategies of the company. Employment related benefits (principally the provision of a company car) are also provided where appropriate. In accordance with the company's strategies and the significant equity interests of the executive directors in the company, directors' salaries have not been adjusted during the previous three years. In accordance with common practice amongst the company's peers, and the nature of the company's business and operations, there are no performance targets associated with directors employment.

- **Share Options**

  The company believes that share ownership by directors and staff aligns their personal interests with those of shareholders. Options are granted from time to time and are determined by the an individual's general performance and future importance of the individual concerned. Share options are always issued at market value, in line with practice among the company's peers in the technology sector. There are currently no performance conditions attached to the exercise of these options.

- **Service Contracts**

  All executive directors have service contracts that provide for less than 12 months notice. Under the service contracts, no director is able to accept appointments and retain payment from sources outside the company without formal board approval.

The remuneration of the non-executive directors is determined by other members of the board. Such directors have a contract of service or appointment letter. All directors are subject to re-election by shareholders on the third anniversary of the previous election.

Compensation of Executive Officers and Directors

The following table sets forth for the year ended December 31, 2001, the elements of each director's remuneration package. Directors do not have pension entitlements.

	Salary	Benefits in kind	Bonuses	Total 2001	Total 2000
Executive Directors (in £)					
Dr. Michael R. Lynch	100,000	6,118	—	106,118	108,135
Richard G. Gaunt	90,000	4,499	—	94,499	94,486
Ralph J. Harms (resigned September 20, 2001) (1)	99,649	—	—	99,649	120,147
Dominic Johnson (resigned July 25, 2001)	20,612	2,481	—	23,093	78,404
Non-executive Directors (in £)					
Barry M. Ariko (1)	17,364	—	—	17,364	16,599
John P. McMonigall	10,000	—	—	10,000	10,000
Richard N. Perle	—	—	—	—	—
Richard C. Wilson (resigned July 25, 2001)	—	—	—	—	—
	337,625	13,098	—	350,723	427,771

(1) Messrs. Harms and Ariko were paid in U.S. dollars, and the equivalent of $143,361 and $25,000, respectively, has been translated into sterling in the above table.

Non-executive directors are reimbursed for their reasonable out-of-pocket expenses incurred in attending the meetings of our board of directors and committees thereof. As of December 31, 2001, there were outstanding options to purchase a total of 207,500 shares that had been granted to the directors. Details of these outstanding options are set out below:

Director	Jan. 1, 2001	Granted	Exercised	Cancelled/ lapsed	Dec. 31, 2001	Exercise price	Gains on exercise in 2000	Gains on exercise in 2001
Dominic Johnson	90,000(2)		—	—	90,000	£0.333	(1)	—
	180,000(2)		—	—	180,000	$1.125	—	—
Ralph J. Harms	1,050,000		—	(1,050,000)	—	$16.92	—	—
	150,000		—	(150,000)	—	$16.92	—	—
		100,000	—	(100,000)	—	£4.54	—	—
Barry M. Ariko	75,000(3)		—	—	75,000	$15.88	—	—
		10,000(4)	—	—	10,000	£2.24	—	—
Richard N. Perle	75,000(5)		—	—	75,000	$39.00	—	—
		37,500(6)	—	—	37,500	£3.01	—	—
		10,000(4)	—	—	10,000	£2.24	—	—
	1,620,000	157,500	—	(1,300,000)	477,500			

(1) Mr. Johnson realized net proceeds (less exercise price but before tax) of approximately $1.9 million in 2000.

(2) 90,000 share options with exercise period September 14, 1997 to March 14, 2004 and 180,000 share options with exercise period March 11, 1999 to September 11, 2005.

(3) Exercise period January 7, 2001 to January 7, 2010.

(4) Exercise period September 25, 2002 to September 25, 2006.

(5) Exercise period February 23, 2001 to February 23, 2010.

(6) Exercise period April 12, 2002 to April 12, 2006.

Options are granted to directors on the same terms as those offered to all employees and at an exercise price equal to the fair market value on the date of grant. The fair market value of the company's ordinary shares as quoted on the London Stock Exchange on December 31, 2001, was £3.27 per ordinary share, and the range during the year ended December 31, 2001, was from £1.95 to £24.15 per share.

Independent auditors' report to the shareholders of Autonomy Corporation plc:

We have audited the financial statements of Autonomy Corporation plc for the years ended December 31, 2001, 2000 and 1999 which comprise the statement of operations, balance sheet, statements of changes in shareholders' equity, statement of cash flows, and the related notes numbered 1 to 17. We have also examined the amounts disclosed relating to emoluments and share options of the directors which form part of the Remuneration Committee Report on pages 32 and 33.

The financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles. As explained in note 2, the financial statements have been prepared for the purpose of complying with the Listing Rules of the Financial Services Authority. These financial statements have not been prepared for the purposes of section 227 of the Companies Act 1985 and are therefore not the statutory accounts.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the annual report and the financial statements included therein, as described in the Directors' Report. Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements present fairly the state of affairs of the group and are prepared in accordance with generally accepted accounting principles in the United States. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the company is not disclosed.

We review whether the Corporate Governance report reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the company's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report and consider whether it is consistent with the audited financial statements. This other information comprises the letter from the Chief Executive Officer, and the sections entitled The Marketplace and Beyond, The ROI, Technology and Products, Award Winning Technology, The Board Biographies, Management's Discussion and Analysis of Financial Condition and Results of Operations, Corporate Governance Report, and Remuneration Committee Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the United Kingdom Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the company and of the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements present fairly the state of affairs of the group at December, 31, 2001, 2000 and 1999 and of the group's profits and losses for the years then ended and have been prepared in accordance with generally accepted accounting principles in the United States.

Arthur Andersen
Chartered Accountants
Betjeman House
104 Hills Road
Cambridge CB2 1LH
February 15, 2002

for the years ended December 31, 2001, 2000 and 1999
(in thousands of US Dollars, except per share data)

	Year Ended December 31,		
	2001	2000	1999
Revenues	$ 52,594	$ 65,422	$21,982
Cost of revenues	(1,906)	(3,875)	(2,804)
Gross profit	50,688	61,547	19,178
Operating expenses:			
General and administrative expenses	(7,622)	(7,678)	(3,519)
Sales and marketing expenses	(31,656)	(33,723)	(15,777)
Provision for doubtful accounts	(1,005)	(1,575)	(1,795)
Research and development expenses	(8,339)	(6,520)	(4,287)
Total operating expenses	(48,622)	(49,496)	(25,378)
Profit (loss) from operations	2,066	12,051	(6,200)
Share of earnings (loss) of associated company and minority interest	(85)	(98)	229
Interest income (net)	6,444	5,612	1,142
Gain on foreign exchange	5,106	3,277	596
Investment write-off and other	(268)	(150)	—
Profit (loss) before income taxes	13,263	20,692	(4,233)
Provision for income taxes	(3,897)	(6,147)	(646)
Net profit (loss)	$ 9,366	$ 14,545	$(4,879)
Basic earnings (loss) per share (1)	$ 0.07	$ 0.12	$ (0.04)
Diluted earnings (loss) per share (1)	$ 0.07	$ 0.11	$ (0.04)
Weighted average number of ordinary shares outstanding (thousands) (1)	127,155	125,259	121,353
Weighted average number of ordinary shares outstanding assuming dilution (thousands) (1)	127,263	131,401	121,353

(1) All share and per share data reflect a 3-for-1 share split effective from August 1, 2000.

The accompanying notes are an integral part of the financial statements.

 consolidated balance sheets
as of December 31, 2001, 2000 and 1999
(in thousands of US Dollars)

	As of December 31,		
	2001	2000	1999
ASSETS			
Current assets			
Cash and cash equivalents	$143,604	$ 137,490	$ 20,467
Accounts receivable, net of allowances			
for doubtful accounts (note 16)	14,159	21,190	11,169
Prepaid expenses and other current assets	2,737	1,298	2,077
Deferred tax	522	—	—
Total current assets	161,022	159,978	33,713
Non-current assets			
Plant and equipment, net	2,238	1,265	873
Goodwill, net	4,389	5,147	—
Intangible assets, net	156	967	2,481
Equity and other investments	2,312	2,061	2,576
Deferred tax	150	—	—
Total assets	$170,267	$ 169,418	$ 39,645
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable	$ 1,437	$ 2,298	$ 1,690
Taxes payable, including corporation tax	3,092	5,090	642
Accrued expenses and other liabilities	7,987	8,113	3,627
Deferred revenue	3,190	5,052	3,103
Total current liabilities	15,706	20,553	9,062
Minority interest	(206)	(54)	—
Shareholders' equity			
Ordinary shares (1)	661	659	635
Additional paid-in capital	158,487	157,280	49,673
Retained earnings (deficit)	3,195	(5,652)	(20,197)
Other accumulated comprehensive (loss) income	(7,576)	(3,368)	472
Total shareholders' equity	154,767	148,919	30,583
Total liabilities and shareholders' equity	$170,267	$ 169,418	$ 39,645

(1) At December 31, 2001, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 127,254,612 issued and outstanding; at December 31, 2000, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 126,912,051 issued and outstanding; at December 31, 1999, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 122,170,875 issued and outstanding (note 11).

The accompanying notes are an integral part of the financial statements

(in thousands of US Dollars, except per share data)

	Ordinary shares of 1/3p		Additional paid in capital	Other accumulated comprehensive income (loss)	Retained earnings (deficit)	Total shareholders' equity	Total comprehensive income
	Number (1)	Amount					
Balance at January 1, 1999	120,669,225	$ 627	$ 48,714	$ 1,427	$ (15,318)	$ 35,450	
Share options exercised	1,501,650	8	740	—	—	748	
Share-based compensation	—	—	219	—	—	219	
Currency translation adjustments	—	—	—	(955)	—	(955)	(955)
Net loss for the year	—	—	—	—	(4,879)	(4,879)	(4,879)
Comprehensive income							(5,834)
Balance at December 31, 1999	122,170,875	635	49,673	472	(20,197)	30,583	
Share options exercised	2,018,303	10	3,375	—	—	3,385	
Public offering on May 8, 2000	2,640,000	14	99,704	—	—	99,718	
Share-based compensation	—	—	105	—	—	105	
Currency translation adjustments	—	—	—	(3,840)	—	(3,840)	(3,840)
Acquisition of remaining 66.66% interest in Nordic	82,873	—	4,423	—	—	4,423	
Net profit for the year	—	—	—	—	14,545	14,545	14,545
Comprehensive income							10,705
Balance at December 31, 2000	126,912,051	659	157,280	(3,368)	(5,652)	148,919	
Share options exercised	342,561	2	727	—	—	729	
Share-based compensation	—	—	(197)	—	—	(197)	
Employee benefit trust	—	—	677	—	(519)	158	
Currency translation adjustments	—	—	—	(4,208)	—	(4,208)	(4,208)
Net profit for the year	—	—	—	—	9,366	9,366	9,366
Comprehensive income							5,158
Balance at December 31, 2001	127,254,612	$661	$158,487	$(7,576)	$3,195	$154,767	

(1) All share and per share data reflect a 3-for-1 share split effective from August 1, 2000

The accompanying notes are an integral part of the financial statements.

 consolidated statements of cashflows
for the years ended December 31, 2001, 2000 and 1999
(in thousands of US Dollars, except per share data)

	Year ended December 31,		
	2001	2000	1999
Cashflows from operating activities:			
Net profit (loss)	$ 9,366	$ 14,545	$ (4,879)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities			
Depreciation and amortization	2,207	2,407	1,895
Investment write-off	278	150	—
Increase in allowance for doubtful accounts	1,005	1,575	1,025
Deferred tax	(666)	—	—
Share based compensation	(197)	105	219
Foreign currency movements	(5,106)	(3,277)	(596)
Share of losses of associated company and minority interest	85	98	(229)
Changes in operating assets and liabilities			
Accounts receivable	6,404	(11,288)	(8,821)
Prepaid expenses and other current assets	(2,246)	854	(826)
Deferred revenues	(2,507)	1,563	2,530
Accounts payable	(798)	565	697
Accrued expenses and other liabilities	(1,467)	5,719	2,217
Net cash provided by (used in) operating activities	6,358	13,016	(6,768)
Cashflows from investing activities:			
Purchase of equipment	(1,754)	(944)	(856)
Cash from acquisitions	—	416	—
Purchase of intangibles	(54)	(15)	(329)
Purchase of investments	(383)	(874)	(814)
Net cash used in investing activities	(2,191)	(1,417)	(1,999)
Cashflows from financing activities:			
Proceeds from issuance of shares, net of issuance costs	729	103,718	748
Net cash provided by financing activities	729	103,718	748
Effect of foreign exchange on cash and cash equivalents	1,218	1,706	536
Net increase (decrease) in cash and cash equivalents	6,114	117,023	(7,483)
Beginning cash and cash equivalents	137,490	20,467	27,950
Ending cash and cash equivalents	$143,604	$137,490	$20,467
Supplemental disclosure of cash flow information:			
— Interest income, net	$ 6,681	$ 4,593	$ 1,142
— Income taxes	$ (6,099)	$ (799)	$ —
Supplemental disclosure of non-cash investing and financing activities:			
Issuance of ordinary shares for business acquisition	$ —	$ 4,423	$ —

The accompanying notes are an integral part of the financial statements.

1 The Company

Business of the Company

The Company develops and markets software products which are used in automating the management, processing and delivery of unstructured information sources across the Internet and the extended enterprise. Unstructured information is data, such as Web pages, e-mails and word processing documents, that has not been organized and stored in specific forms, such as relational databases. The Company's proprietary Dynamic Reasoning Engine, or DRE, applies sophisticated algorithms to analyze information, enabling operations to be performed automatically on this information. This provides a platform for the Company's own products aimed at applications in new media, enterprise and e-commerce markets and increasingly a variety of applications developed by third party OEMs.

The Company is a holding company which operates through four subsidiaries, Autonomy Systems Limited and SoftSound Limited, based in Cambridge, England, Autonomy Nordic AS, based in Oslo, Norway, and Autonomy, Inc., a New Jersey Corporation having its offices in San Francisco, California. The Company has also established a wholly-owned subsidiary, Agentworld Inc., a New Jersey Corporation which to date has not traded. The Company owns 49% of Dremedia Limited, a company which extends Autonomy's infrastructure technology to automating unstructured content such as video for interactive television and broadcast purposes. Autonomy Systems Limited and Autonomy Inc. were established in May 1995 and March 1996 respectively. The Company acquired 33.34% of the ordinary shares of Autonomy Nordic AS on March 8, 1999 and the remaining 66.66% of the ordinary shares in October 2000. On May 17, 2000 the Company acquired SoftSound Limited for cash consideration (see note 7 – Goodwill). On July 2, 2001, the Company acquired 49% of Dremedia Limited for a cash consideration of approximately $450,000.

Incorporation and History

The Company was incorporated in England and Wales as a public limited company on March 21, 1996.

Technological Changes

The market for the Company's products and services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. These changes require the Company to continually improve the performance, features and reliability of its products, particularly in response to competition. There can be no assurance that the Company will be successful in responding sufficiently to these developments, or that competitors will not introduce superior or more cost-effective technological improvements. In addition, new products and enhancements could entail substantial development costs and could contain design flaws or other defects that could require costly modifications or lead to loss of customer confidence. Any of these developments could have a material adverse effect on the Company's business, financial condition or operating results.

Dependence on Proprietary Technology

The Company's success is heavily dependent upon its proprietary technologies. The Company depends upon a combination of trade secrets, copyright and trademark laws, license agreements, nondisclosure and other contractual provisions and various security measures to protect its technology rights. The Company currently has no patents filed. There can be no assurance that any necessary patents relating to any of the Company's products will be issued. There can be no assurance that the Company will be able to legally prevent others from copying its technology or producing compatible competing products. If others were to sell Autonomy-compatible products, the Company's sales and gross margins would be materially adversely affected.

Furthermore, there can be no assurance that the Company's protective efforts will prevent others from misappropriating its technology or from independently developing similar or superior technology. Any infringement of the Company's proprietary technology could have a material adverse effect on the Company.

Dependence on Key Individuals

The success of the Company depends to a significant extent upon a limited number of key employees including Dr. Michael R. Lynch, the developer of the company's proprietary Dynamic Reasoning Engine and managing director and chief executive officer, and Richard G. Gaunt, technical director and chief technical officer. The loss of either Dr. Lynch or Mr. Gaunt or any other executive officer may have a material adverse effect on the business, operating results or financial condition of the company.

1 The Company (continued)

Need for New Products

Substantially all of the Company's revenue is derived from sales of the current suite of products, which is expected to account for the majority of revenue for the foreseeable future. As a result of this dependence on a single suite of products, a decline in pricing of, or market acceptance of, the products, due to competition, technological change or otherwise, would have a material adverse effect on the Company's business, financial condition and results of operations. Because the market for information management products is characterized by changing technology and periodic new product introductions, future financial performance will depend in part on the successful development and customer acceptance of new and enhanced versions of the suite of products and other products on a timely basis. There can be no assurance that the Company will continue to be successful in marketing its current suite of products or any other new or enhanced products.

2 Basis of Financial Statements

Basis of Presentation

The accompanying financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Reclassifications

Certain reclassifications have been made to amounts reported in the prior year to conform to the current year presentation. These reclassifications have no impact on net income or shareholders' equity.

Companies Act 1985

The financial statements cover the years ended December 31, 2001, 2000 and 1999 and have been prepared in accordance with United States Generally Accepted Accounting Principles and do not comprise the statutory accounts of the Company within the meaning of Section 240 of the United Kingdom Companies Act 1985, as amended (the "Companies Act"). The non-statutory accounts have been prepared for the purpose of complying with the Listing Rules of the Financial Services Authority. The Company's statutory financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), in compliance with the Companies Act and are presented in pounds sterling. Statutory financial statements for the years ended December 31, 2000 and 1999 have been delivered to the Registrar of Companies for England and Wales. The auditors have given an unqualified audit report thereon and did not contain statements under Section 237(2) or (3) of The Companies Act of 1985.

3 Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries (together the "Group"). The subsidiaries, which have been consolidated in these financial statements, are Autonomy Systems Limited, Autonomy Inc., Autonomy Nordic AS, Autonomy Sweden AS, SoftSound Limited and Agentworld Inc. Until October 3, 2000, Autonomy Nordic AS, was accounted for in accordance with the equity method from the date of acquisition, being March 8, 1999, and after October 3, 2000 Autonomy Nordic was fully consolidated. On January 3, 2000, Autonomy Sweden AS was incorporated as a wholly owned subsidiary of Autonomy Nordic AS. All intercompany transactions and balances between the companies have been eliminated on consolidation. The Company acquired a 49% stake in Dremedia on July 2, 2001, which has been accounted for in accordance with the equity method.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid instruments with original maturities of less than or equal to three months from the date of purchase.

3 Summary of Significant Accounting Policies (continued)

Intangible Assets

Software licenses are capitalized at cost and are depreciated on a straight-line basis over a period of three years, which is their estimated useful economic life.

Goodwill

Goodwill arising on the acquisition of SoftSound Limited and Autonomy Nordic AS (see note 7), representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalized and written off on a straight line basis over its useful economic life, which is considered to be three years and ten years respectively. *The Company assesses the recoverability of goodwill associated with specific long life assets based on expectations of future undiscounted* cash flows of the related long life assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Goodwill not associated with long life assets is assessed for recoverability based on an undiscounted cashflow analysis.

Plant and Equipment

Plant and equipment is stated at historical cost. Depreciation is calculated using the straight-line method based on estimated useful lives of the assets, as follows:

Fixtures, fittings and equipment	5 years
Computer equipment	3 years
Leasehold improvements	3 years

Other Investments

Other investments represent minority shareholdings in non-publicly traded companies and are stated at historical cost, less any provision for impairment, assessed on the basis of their financial status.

Equity Method of Accounting

The Company's initial 33.34% investment in the ordinary shares of Autonomy Nordic AS, one of its value added resellers, was accounted for by the equity method of accounting whereby the investment was carried at cost of acquisition, plus the Company's share of undistributed earnings or losses since acquisition. *The goodwill arising represents the* difference between the cost of the investment and the Company's proportionate share of the fair value of the net assets at the date of acquisition. Goodwill was amortized using the straight-line method from the date of acquisition over the expected period to be benefited, originally estimated at 7 years.

In October 2000, the Company acquired the remaining 66.66% of Autonomy Nordic AS for aggregate consideration of $4.3 million in the form of 82,873 of the Company's ordinary shares. As a result of the acquisition, Autonomy Nordic AS has become a wholly owned subsidiary of Autonomy Corporation plc. The net goodwill arising from this and the original purchase is approximately $4.5 million, and is being amortized over a period of ten years.

The Company acquired a 49% stake in Dremedia on July 2, 2001, for cash consideration of approximately $450,000, and which has been accounted for in accordance with the equity method. There was no goodwill arising on the investment.

Share-based Compensation

The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by the provisions of SFAS No. 123, the Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its employee share option plans. *As a result compensation expense* related to options granted is measured based on the intrinsic value of the underlying ordinary shares. See note 11 for a summary of the pro-forma effects on reported net loss and loss per share for fiscal periods 2001, 2000 and 1999 based on the fair value of options and shares granted as prescribed by SFAS No. 123.

Income Taxes

The Company follows SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized in full subject to a valuation allowance to reduce the carrying amount of the asset to that which is more likely than not to be realized.

3 Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company generates revenues from licensing the rights to use its software products directly to end-users and indirectly through resellers. The Company also generates revenues from sales of consulting, customer support and training services performed for customers that license its products. To date, revenues from consultancy, customer support and training have been less than 10% of total revenues and have not been separately analyzed.

Revenues from software license agreements are recognized where there is persuasive evidence of an agreement with a customer, delivery of the software has taken place, collectability is probable and the fee is fixed and determinable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. Revenue is recognized on contracts with extended credit terms of up to one year providing the customer passes defined credit worthiness checks. If significant post-delivery obligations exist or if a sale is subject to customer acceptance, revenues are deferred until no significant obligations remain or acceptance has occurred. Sales through resellers are recognized only where an end user is identified.

The Company also enters into reseller arrangements that typically provide for royalties payable to the Company based on agreed rates. Royalties are generally recognized as reported by the reseller in re-licensing the Company's products to end-users. In certain circumstances, advance royalties are recognized upon the initial sale if all products subject to sub-licensing are delivered in the current period, no right of return policy exists, collection is probable and the fee is fixed and determinable. If these conditions are not met, the Company does not recognize advance royalties until reported by the reseller in re-licensing the Company's products to end-users.

Revenues from customer support services are recognized ratably over the term of the support period. If customer support services are included free or at a discount in a license agreement, these amounts are allocated out of the license fee at their fair market value based on the value established by independent sale of the customer support services to customers. Consulting revenues are primarily related to implementation services performed on a time and materials basis under separable service arrangements related to the installation of the Company's software products. Revenues from consulting and training services are recognized as services are performed. If a transaction includes both license and service elements, license fee revenue is recognized upon shipment of the software, provided services do not include significant customisation or modification of the base product and the payment terms for licenses are not subject to acceptance criteria. In cases where license fee payments are contingent upon the acceptance of services, revenues from both the license and the service elements are deferred until the acceptance criteria are met. Cost of license revenues includes the cost of royalties due on third-party licenses, cost of product media, product duplication and manuals. Deferred revenues primarily relate to customer support fees, which have been paid by the customers prior to the performance of these services. Deferred revenue is generally recognized over a period of one to three years.

Major Customers

In 2001, 2000 and 1999, no customer accounted for 10% or more of total revenues.

Geographical Analysis of Sales

A geographical analysis of sales is set out in note 15.

Software Development Costs

The Company capitalizes internally generated software development costs under the provision of SFAS No. 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Capitalization of computer software development costs begins upon the establishment of technological feasibility, which the Company has defined as completion of a working model. Thereafter all software production costs are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. Capitalized costs are amortized based on current and future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product. Amounts that could have been capitalized under this statement after consideration of the above factors were immaterial and, therefore, no software development costs have been capitalized by the Company to date.

Research and Development

Expenditure on research and development is expensed to operations in the year in which it is incurred.

3 Summary of Significant Accounting Policies (continued)

Operating Leases

Costs in respect of operating leases are charged on a straight-line basis over the lease term even if the payments are not made on such a basis.

Foreign Currency

The functional currency of the Company and its U.K. subsidiaries is the pound sterling. The functional currencies of the other subsidiaries are their local currencies.

For U.S. reporting purposes, the financial statements are presented in U.S. dollars using the translation principles set out in SFAS No. 52 "Foreign Currency Translation". The consolidated balance sheets are translated into U.S. dollars at the exchange rates prevailing at the balance sheet dates and the income statements and cash flows at the average rates for the relevant periods. Gains and losses resulting from translation are accumulated as a separate component of shareholders' equity.

Net gains and losses resulting from foreign exchange transactions are included in the consolidated income statements.

Currency of Dividends

In the event that the Company was to declare a dividend, such dividend will be declared in pounds sterling.

Comprehensive Income

The Company has adopted SFAS No. 130 "Reporting Comprehensive Income" which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distribution to owners, in a financial statement for the period in which they are recognized. The Company has chosen to disclose Comprehensive Income, which encompasses net income and foreign currency translation adjustments, in the Consolidated Statement of Shareholders' Equity.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash investments and trade receivables. The Company has cash investment policies that limit investments to cash and investment grade securities. The Company performs ongoing credit evaluations of its customers' financial positions.

Accounting Pronouncements Issued But Not Yet Adopted

*SFAS No. 141 and SFAS No. 142*In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable", i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, APB Opinion No.16 although in some instances previously recognized intangibles will be subsumed into goodwill.

Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock". Under SFAS No. 142 intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 will not be amortized. In addition, goodwill on prior business combinations will cease to be amortized. Had the company adopted SFAS No. 142 at December 31, 2001 the company would not have recorded the goodwill amortization charge of $0.7 million.

The adoption of SFAS No.141 did not have a material impact on the financial position or the results of operations of the Group and SFAS No.142 is not expected to have a material impact on the financial position or the results of operations of the Group.

3 Summary of Significant Accounting Policies (continued)

SFAS No. 143

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the fair value of a liability for asset retirement obligations be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. To date the Company has not entered into any Asset Retirement Obligations. Thus, the Company anticipates that SFAS No. 143 will not have a material impact on its consolidated financial statements.

SFAS No. 144

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 *establishes a single accounting model* for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". While it supersedes APB Opinion 30 "Reporting the Results of operations - Reporting the *Effects of Disposal of a Segment of a Business*, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognised before they occur. Under SFAS No. 144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are a range of cash flows that may be generated by the asset being tested for impairment. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, *with early application encouraged. The provisions* of the Statement are generally to be applied prospectively. The Company currently has no plans to dispose of any operations and accordingly, does not anticipate that adoption of SFAS No. 144 will have a material impact on its *results of operations or its financial position.*

4 Share-based compensation expense

The amortization of share-based compensation expense is summarized as follows (in thousands):

	Year ended December 31,		
	2001	2000	1999
General and administrative expenses	$ —	$ —	$ 28
Sales and marketing expenses	—	105	209
Research and development expenses	(197)	—	(18)
	$ (197)	$ 105	$ 219

5 Plant and equipment

Plant and equipment consisted of the following at December 31, 2001, 2000 and 1999 (in thousands):

	Year ended December 31,		
	2001	2000	1999
Fixtures, fittings and equipment	$ 366	$ 215	$ 150
Computer equipment	2,415	1,792	1,049
Leasehold improvements	1,174	216	114
	3,955	2,223	1,313
Less accumulated depreciation	(1,717)	(958)	(440)
Net plant and equipment	$ 2,238	$ 1,265	$ 873

The depreciation expense for the years ended December 31, 2001, 2000 and 1999, respectively, was $759,000, $518,000 and $268,000.

6 Intangible assets

Intangible assets consisted of the following at December 31, 2001, 2000 and 1999 (in thousands):

	Year ended December 31,		
	2001	2000	1999
Software technology rights	$ 4,439	$ 4,510	$ 4,732
Less accumulated depreciation	(4,283)	(3,543)	(2,251)
Net intangible assets	$ 156	$ 967	$ 2,481

The amortization expense of software technology rights for the years ended December 31, 2001, 2000 and 1999 respectively was $740,000, $1,292,000 and $1,535,000. Software technology rights include the cost of software licenses to use third parties' software.

7 Goodwill

Goodwill consisted of the following at December 31, 2001, 2000 and 1999 (in thousands):

	Year ended December 31,		
	2001	2000	1999
Goodwill, cost	$ 5,226	$ 5,329	$ —
Less accumulated amortization	(837)	(182)	—
Goodwill, net	$ 4,389	$ 5,147	$ —

On May 17, 2000, the Company acquired SoftSound Limited for cash consideration of $908,340 with goodwill arising of $898,163. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed, based on the evaluation of the fair values of SoftSound Limited at the date of acquisition. The goodwill is being amortized over its useful economic life, which is considered to be 3 years.

7 Goodwill (continued)

In October 2000, the Company acquired the remaining 66.66% of Autonomy Nordic AS, one of its value added resellers, for aggregate consideration of $4.3 million in the form of 82,873 of the Company's ordinary shares. The acquisition was accounted for using the purchase method and Autonomy Nordic AS results have been consolidated since October 2000. As a result of the acquisition, Autonomy Nordic AS has become a wholly owned subsidiary of Autonomy Corporation plc. The net goodwill arising from this and the original purchase is approximately $4.5 million, and is being amortized over a period of ten years.

8 Accrued expenses and other liabilities

Accrued expenses and other liabilities consisted of the following at December 31, 2001, 2000 and 1999 (in thousands):

	Year ended December 31, 2001		
	2001	2000	1999
Employee compensation	$ 2,956	$ 4,702	$ 1,521
Amounts due to related party (note 13)	1,111	—	—
Other	3,920	3,411	2,106
	$ 7,987	$ 8,113	$ 3,627

9 Equity investments

Equity investments include other investments representing minority shareholdings in non-publicly traded companies and investments in associates.

The Company acquired 33.34% of the ordinary shares of Autonomy Nordic AS on March 8, 1999. This investment was accounted for under the equity method. On acquisition, consideration of $565,000 was paid, with goodwill of approximately $524,000 arising. Such goodwill *was amortized over a seven-year useful life up to* October 2000 resulting in an amortization expense of $52,205 and $55,016 for the years ended December 31, 2000 and 1999 (see note 7).

The Company acquired 49% of the ordinary shares of Dremedia Limited on July 2, 2001, for cash consideration of approximately $450,000. There was no goodwill arising. *This investment has been accounted for under the equity method.*

The Company acquired 19.9% of the ordinary shares of Okana Systems Limited on November 1, 2001, for a cash consideration of approximately $300,000.

10 Commitments and operating lease obligations

The Company leases its facilities, cars and certain office equipment under non-cancelable operating leases, which have expiration dates ranging from 2001 through 2015. Minimum future lease payments under non-cancelable operating leases as of December 31, 2001 are summarized as follows (in thousands):

Year ended December 31,	
2002	$ 2,312
2003	1,985
2004	1,428
2005	1,406
2006	1,406
Thereafter	11,686
Total minimum lease payments	$ 20,223

Rental expenses under operating leases totalled $2,570,000, $1,316,000 and $483,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

During the year, the Company entered into a sublease agreement with a third-party with an expiry date of 2006. Total minimum future rentals to be received as of *December 31, 2001, total $1,917,000.*

11 Shareholders' equity

Share split

On August 1, 2000, the Company undertook a share split whereby each ordinary share of nominal value £0.01 was divided into three ordinary shares of nominal value 1/3p. All share data contained within these financial statements have been adjusted to reflect the share split.

Ordinary Shares

The number of ordinary shares of nominal value 1/3p each authorized and issued and outstanding as at December 31, 2001, 2000 and 1999 is as follows:

	Year ended December 31,		
	2001	2000	1999
Ordinary shares of nominal value 1/3 p each			
Authorized	600,000,000	600,000,000	600,000,000
Issued and outstanding	127,254,612	126,912,051	122,170,875

All share and per share data reflect a 3-for-1 share split effective August 1, 2000.

The Company is authorized to issue a total of 600,000,000 ordinary shares of nominal value 1/3p each. There are no other classes of share capital. All share issuances in 2001 related to exercise of options to purchase the Company's ordinary shares. In June 1996 the Company issued 9,192,002 ordinary shares of 1/3p pursuant to a private placement, raising net proceeds of $10.7 million after deducting expenses of $608,000.

In July 1998 the Company issued 31,177,590 ordinary shares of 1/3p at $1.23 per share in connection with the admission to trading of all ordinary shares on EASDAQ (now Nasdaq Europe). The Company raised net proceeds of $34.1 million after deducting expenses of $1.1 million. In May 2000 the Company issued 2,640,000 ordinary shares of 1/3p at $41.33 per share in connection with an initial public offering of ordinary shares in the United States. The Company raised net proceeds of $99.7 million after deducting expenses of $9.4 million.

Share Option Plans

The Company has two unapproved option schemes to provide employees and executives with the opportunity to acquire a proprietary interest in the Company as an incentive to attract and retain the services of employees. The two schemes are the UK Discretionary Option Scheme 1996 (the "UK Scheme") and the 1998 US Share Option Plan (the "US Plan"). Under the terms of these schemes, options are generally granted with exercise prices not less than the fair market value of the Company's shares, become exercisable as established by the Board of Directors (generally ratably over 4 years), and generally expire seven years from the date of grant.

The number of ordinary shares allocated under the UK Scheme may not on any date, when aggregated with the number of ordinary shares already allocated under the UK Scheme, the US Plan or any other share scheme of the Company over the previous five years, exceed 10 per cent of the issued and outstanding share capital of the Company on that date.

UK Discretionary Option Scheme 1996

Under the UK Scheme, the Board of Directors may grant to any eligible employee (which may include directors) options over ordinary shares. Such options are personal and may not be transferred.

1998 US Share Option Plan

The Company's 1998 US Share Option Plan (the "US Plan") was adopted by the Board on June 23, 1998 and has been approved by the shareholders. A resolution adopting the US Plan was passed by shareholders at the Extraordinary General Meeting of the Company held on July 2, 1998.

Options over a maximum of 18,000,000 ordinary shares of the Company may be allocated under the US Plan. However, the number of ordinary shares allocated under the US Plan may not on any date, when aggregated with the number of ordinary shares allocated under the US Plan, the UK Scheme or any other share scheme of the Company over the previous five years, exceed 10 per cent of the issued share capital of the Company on that date.

11 Shareholders' equity (continued)

The following table summarizes share options plan activity:

	Number of shares under option	Weighted average exercise price ($)
Balance at January 1, 1999	5,284,725	0.71
Granted	3,288,000	4.33
Exercised	(1,497,336)	0.53
Forfeited	(964,221)	1.11
Balance at December 31, 1999	6,111,168	2.60
Granted	2,726,000	30.23
Exercised	(2,022,616)	1.78
Forfeited	(1,079,376)	7.15
Balance at December 31, 2000	5,735,176	17.74
Granted	2,376,420	8.83
Exercised	(342,561)	2.25
Forfeited	(3,190,070)	13.70
Balance at December 31, 2001	4,578,965	17.09

All share and per share data reflect a 3-for-1 share split effective August 1, 2000.

As of December 31, 2001, the Company had reserved 8,703,198 ordinary shares for the exercise of options. The range of exercise prices for all options outstanding at December 31, 2001 was $0.01 to $70.00, with a weighted average exercise price of $17.09 and a weighted average remaining contractual life of 5.49 years.

The following table summarizes information about options outstanding at December 31, 2001.

Range of exercise price ($)	Number outstanding as of December 31, 2001	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Number exercisable as of December 31, 2001	Weighted average exercise price of *exercisable options* ($)
0.00 – 1.77	543,446	3.63	0.97	483,999	0.93
1.77 – 3.87	711,280	5.28	3.01	150,419	2.20
3.87 – 4.47	866,778	6.32	4.35	13,125	3.87
4.47 – 10.47	293,218	6.06	6.34	56,063	5.24
10.47 – 29.67	1,108,116	5.63	21.38	197,978	17.47
29.67 – 41.00	344,561	5.70	36.58	236,313	31.54
41.00 – 70.00	711,566	5.57	47.28	249,711	48.46
Total	4,578,965	5.49	17.09	1,387,608	17.40

All share and per share data reflect a 3-for-1 share split effective August 1, 2000.

In addition to the above, in 1996, 5,391,100 options were granted to Richard G. Gaunt by two principal shareholders, Dr. Michael R. Lynch and Apax Fund Nominees Limited, over issued ordinary shares held by them. These options had an exercise price of 1/3p and all became exercisable on July 10, 1998, following the admission of the Company's shares to EASDAQ (now Nasdaq Europe). Nil, 816,860 and 150,000 of these options were exercised during the twelve months ended December 31, 2001, 2000 and 1999 respectively, and 4,114,240 remain outstanding and exercisable at December 31, 2001, with a remaining contractual life of 1.07 years.

11 Shareholders' equity (continued)

Accounting for Share-Based Compensation

As permitted under SFAS No. 123, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") in accounting for share-based awards to employees, for options granted under the Share Option Plans. The compensation charge arising is calculated by fixed plan accounting. Accordingly, for the years ended December 31, 2001, 2000 and 1999, compensation (income) expense of $(197,165), $104,517 and $219,030, respectively, were recognized for options granted under these schemes.

Following the Company's admission to EASDAQ (now Nasdaq Europe) on July 10, 1998 options are granted with an exercise price equal to current market value at the date of grant. No compensation expense is recognized with respect to such awards.

Pro-forma information regarding net income (loss) and net income (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee share options and the options granted by shareholders under the fair value method consistent with the method prescribed by SFAS No. 123. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for December 31, 2001:

- risk free interest rate of 4.54% (December 31, 2000: 6.30%, and 1999: 5.84%);
- dividend yield of 0% (December 31, 2000 and 1999: 0%);
- *volatility factor of 100% (December 31, 2000, and 1999: 100%); and*
- an expected life of the option of four years.

The following table summarizes information about the weighted average fair value of options, calculated using the Black-Scholes option pricing model, for the years ended December 31, 2001, 2000 and 1999.

	Year ended December 31, 2001		Year ended December 31, 2000		Year ended December 31, 1999	
	Weighted average fair value ($)	Weighted average exercise price ($)	Weighted average fair value ($)	Weighted average exercise price ($)	Weighted average fair value ($)	Weighted average exercise price ($)
Exercise price to market						
Equals	6.28	8.83	21.84	30.31	3.11	4.33
All options	6.28	8.83	21.84	30.31	3.11	4.33

All share and per share data reflect a 3-for-1 share split effective August 1, 2000.

For purposes of pro-forma disclosures, the estimated fair value of the options is amortized over the options' vesting period, which is generally four years. Had the Company's share option plan and the options granted by shareholders been accounted for under SFAS No. 123, the Company's charge to income for 2001, 2000 and 1999 would have been $20,641,084, $15,315,010 and $1,360,695 respectively and the compensation charge recognised in the first paragraph would have been reversed. Earnings or (loss) per share *would have been altered to the following pro-forma amounts:*

	Year ended December 31,		
(in thousands, except per share data)	2001	2000	1999
Pro-forma net loss	$ (11,472)	$ (665)	$ (6,021)
Pro-forma net loss per share – basic	$ (0.09)	$(0.01)	$ (0.05)
Pro-forma net loss per share – diluted	$ (0.09)	$(0.01)	$ (0.05)

All share and per share data reflect a 3-for-1 share split effective August 1, 2000.

12 Income taxes

The provision for income taxes was based upon income before taxes as follows (in thousands):

	Year ended December 31,		
	2001	2000	1999
UK – income taxes	$ 4,563	$ 5,940	$ 646
UK – deferred taxes	(420)	—	—
US – deferred taxes	—	116	—
Norway – income taxes	—	91	—
Norway – deferred taxes	(246)	—	—
Total provision	$ 3,897	$ 6,147	$ 646

Analysis of taxable profit (losses) by jurisdiction are as follows (in thousands):

	Year ended December 31,		
	2001	2000	1999
UK	$ 11,388	$ 16,143	$ (225)
Foreign	$ 1,875	$ 4,549	$ (4,008)
	$ 13,263	$ 20,692	$ (4,233)

The net deferred taxes included above are analyzed as follows (in thousands):

	Year ended December 31,		
	2001	2000	1999
Deferred tax assets:			
Losses carried forward	$32,589	$ 30,683	$ 6,965
Excess of tax value over book value of fixed assets	202	114	—
Other short term differences	637	1,179	235
Tax credits	—	4	—
	33,428	31,980	7,200
Valuation allowance	(31,823)	(30,558)	(5,951)
Net deferred tax asset	1,605	1,422	1,249
Deferred tax liabilities:			
Other short term differences	(933)	(1,422)	(1,231)
Excess of book value over tax value of fixed assets	—	—	(18)
Net deferred taxes	$ 672	$ —	$ —

12 Income taxes (continued)

A reconciliation of the provision for income taxes with the amount computed by applying the statutory income tax rate (30% for 2001, 30% for 2000 and 30% for 1999) to loss before income taxes is as follows (in thousands):

	Year ended December 31,		
	2001	2000	1999
Income tax expense computed at statutory income tax rate	$ 3,979	$ 6,208	$ (1,270)
Differences in statutory income tax rates	77	113	(166)
Goodwill amortisation	184	55	—
Share based compensation	(59)	31	66
State tax	68	165	—
Other	(616)	(102)	48
Change in valuation allowance	264	(323)	1,968
Provision for income taxes	$ 3,897	$ 6,147	$ 646

Deferred tax assets reflect the benefit of net operating loss carry-forwards arising from the exercise of share options in 2000 and 1999. These were previously reported net of the valuation allowance associated with these assets. There is no effect on net income or shareholders' equity resulting from the change in presentation.

A valuation allowance has been recorded for the entire net deferred tax asset of Autonomy, Inc. as it is less likely than not that the deferred tax assets will be realized. As of December 31, 2001, the Company has approximately $87.1 million of federal net operating loss carry-forwards, and $2,100 in research and development tax credits available to reduce future federal income taxes. The net operating loss carry-forwards and tax credits expire at various dates through fiscal year 2021. The Company also has approximately $56.3 million of state net operating loss carry-forwards, which expire at various dates through fiscal year 2011, and $1,600 in research and development tax credits available to reduce future California state income taxes.

Deferred tax assets of approximately $28 million pertain to certain net operating loss and credit carry-forwards resulting from the exercise of stock options. When recognized, the tax benefit of these losses will be accounted for as a credit to additional paid-in capital rather than a reduction of the income tax provision.

13 Related party transactions

During the years ended December 31, 2001, 2000 and 1999 the Company incurred expenses of $239,288, $336,390 and $737,790 respectively for management and software development services from Cambridge Neurodynamics Limited and made sales, rent charges and recharges of other expenses to Cambridge Neurodynamics Limited of $149,401, $22,868 and $838,909 in the years ended December 31, 2001, 2000 and 1999 respectively. At December 31, 2001, 2000 and 1999, Cambridge Neurodynamics Limited owed the Company a net balance of $Nil, $Nil and $312,670 respectively. The Company owed Cambridge Neurodynamics Limited $378,863, $Nil and $Nil at December 2001, 2000 and 1999 respectively.

During the years ended December 31, 2001, 2000 and 1999 the Company incurred expenses of $1,101,600, $Nil and $Nil respectively from NCorp Limited and made sales to NCorp Limited of $160,242, $411,573 and $Nil. At December 31, 2001, 2000 and 1999 NCorp Limited owed the Company $34,231, $463,377 and $Nil. At December 31, 2001, 2000 and 1999, the Company owed NCorp $1,111,010, $Nil and $Nil.

Cambridge Neurodynamics Limited and NCorp Limited are companies controlled by Dr. Lynch. Management believes that all related party transactions are conducted on an arm's length basis.

The Company acquired 49% of the ordinary shares of Dremedia Limited on July 2, 2001. Since this date the Company had made sales to Dremedia of $339,817, and the Company incurred expenses on behalf of Dremedia of $564,454. As of December 31, 2001, Dremedia owed the Company $911,996, and the Company owed Dremedia $435,690.

On November 21, 2001, the company loaned £200,000 (approximately $290,000) to an executive officer. The loan is repayable on November 20, 2004, only if the executive receives or is entitled to receive, bonuses, commissions or otherwise above base salary equal to three times the amount due. The loan bears interest at market rates. As of December 31, 2001, £201,033 was outstanding under the loan.

14 Earnings (loss) per share

SFAS No. 128, "Earnings per Share," requires companies to compute net income per share under two different methods, basic and diluted, for all periods for which a statement of operations is presented. Basic earnings or loss per share is computed by dividing the net earnings or loss by the weighted average number of ordinary shares outstanding for all periods. Diluted earnings per share reflects the potential dilution that could occur if the earnings were divided by the weighted average number of ordinary and ordinary share equivalent shares outstanding during the period. Diluted earnings per share is computed by dividing the net income by the weighted average number of ordinary shares and ordinary shares equivalents from outstanding share options unless they should have an anti-dilutive effect. Ordinary share equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company's outstanding options. For the year ended December 31, 1999, the effect of including ordinary shares equivalents within the calculation of earnings per share is anti-dilutive as the Company reported net losses.

The following table provides a reconciliation of the numerators and denominators used in calculating basic and diluted earnings or loss per share for the years ended December 31, 2001, 2000 and 1999.

	Year ended December 31,		
(in thousands, except per share data)	2001	2000	1999
Net profit (loss)	$ 9,366	$ 14,545	$ (4,879)
Basic and diluted earnings (loss) per share			
available to ordinary shareholders:			
Profit (loss) available to ordinary shareholders	$ 9,366	$ 14,545	$ (4,879)
Weighted average ordinary shares outstanding	127,155	125,259	121,353
Effect of dilutive share options	108	6,142	—
Weighted average ordinary shares outstanding			
assuming dilution	127,263	131,401	121,353
Basic earnings (loss) per share	$ 0.07	$ 0.12	$ (0.04)
Diluted earnings (loss) per share	$ 0.07	$ 0.11	$ (0.04)

All share and per share data reflect a 3-for-1 share split effective August 1, 2000.

Approximately 4,726,932 shares of weighted average ordinary share equivalents were excluded from the computation of diluted loss per share for the year ended December 31, 1999 as a result of their anti-dilutive effect due to the reported net loss.

Approximately 5,571,753 and 238,832 weighted average share options at December 31, 2001 and 2000, respectively, have been excluded from the computation of diluted earnings per share due to the options being anti-dilutive.

15 Segment information

The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to shareholders. It also established standards for related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision makers, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision-making group is the executive committee, which is comprised of the chief executive Officer, the chief operating Officer and various vice presidents of the Company.

The Company is organized geographically but in the opinion of the directors, there is only one distinct reportable segment, on the basis that the geographical operations have characteristics so similar that they can be expected to have essentially the same future prospects.

15 Segment information (continued)

Analysis of sales by geographical area determined by customer location is as follows (in thousands):

	Year ended December 31,		
	2001	2000	1999
UK	$ 12,665	$ 18,200	$ 10,155
US	24,362	30,240	8,676
Europe	14,243	14,407	2,744
Other	1,324	2,575	407
	$ 52,594	$ 65,422	$ 21,982

Fixed assets are geographically located as shown below (in thousands):

	As of December 31, 2001		
	UK	US	Total
Plant and equipment, net	$ 1,760	$ 478	$ 2,238
Goodwill, net	4,389	—	4,389
Intangible assets, net	156	—	156
Equity and other investments	1,967	345	2,312
	$ 8,272	$ 823	$ 9,095

	As of December 31, 2000		
	UK	US	Total
Plant and equipment, net	$ 708	$ 557	$ 1,265
Goodwill, net	5,147	—	5,147
Intangible assets, net	967	—	967
Equity and other investments	1,710	351	2,061
	$ 8,532	$ 908	$ 9,440

	As of December 31, 1999		
	UK	US	Total
Plant and equipment, net	$ 358	$ 515	$ 873
Intangible assets, net	2,481	—	2,481
Equity and other investments	2,178	400	2,578
	$ 5,017	$ 915	$ 5,932

16 Valuation and qualifying accounts

An analysis of the allowance for uncollectible accounts is set out below (in thousands):

	Balance at beginning of period	Acquisition of subsidiary	Charged to expenses	Utilized	Balance at end of period
Year ending December 31,					
1999	$1,172	$ —	$ 1,795	$ (770)	$ 2,197
2000	2,197	353	1,575	(950)	3,175
2001	$3,175	$ —	$ 1,005	$ (1,347)	$ 2,833

17 Fair values of financial instruments

The following information is presented in compliance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The carrying amounts and fair values of the material financial instruments are shown below (in thousands):

	December 31, 2001		December 31, 2000		December 31, 1999	
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Cash and cash equivalents	$ 143,604	$ 143,604	$ 137,490	$ 137,490	$ 20,467	$ 20,467
Other investments	$ 2,312	$ 2,312	$ 2,061	$ 2,061	$ 1,842	$ 1,842

The fair values of financial instruments are deemed to be equivalent to the carrying amounts as cash and cash equivalents and other investments are short-term items, and are readily convertible into cash.

General Information

Taxation

The following is a general guide to certain aspects of current United Kingdom law and Inland Revenue practice to which holders of the Company's ordinary shares are subject as of the date of this document.

The information provided is of a general nature and only relates to the position of persons who are absolute beneficial owners of ordinary shares and may not apply to certain classes of persons (including in particular dealers in securities) and references to holders or shareholders should, where relevant, be construed accordingly.

Dividends

Under current United Kingdom taxation legislation, no tax will be withheld from dividend payments by the Company.

An individual shareholder who is resident in the United Kingdom (for tax purposes) will be entitled to a tax credit in respect of any dividend received from the Company and will in general be taxable on the aggregate of the dividend and the tax credit (the "gross dividend"). The value of the tax credit will be equal to one ninth of the dividend received. The gross dividend will be treated as the top slice of an individual's income. A United Kingdom resident individual who is not liable to income tax in respect of the gross dividend will generally not be able to reclaim the tax credit or part thereof from the Inland Revenue. In the case of a United Kingdom resident individual shareholder who is liable to income tax at only the lower rate or the basic rate the tax credit will in each case satisfy his tax liability in full and there will be no further tax to pay. A United Kingdom resident individual shareholder who is liable to income tax at the higher rate will be subject to income tax on the gross dividend at 32.5%, but the tax credit will be set against part of his tax liability.

A corporate shareholder which is resident in the United Kingdom (for tax purposes) will generally not be subject to corporation tax on any dividend received.

United Kingdom resident pension funds are not entitled to reclaim the tax credit on dividends paid by the Company. Transitional provisions apply to dividends received by charities and in respect of shares held in personal equity plans and individual savings accounts.

A shareholder resident outside the United Kingdom may also be subject to foreign taxation on dividend income under local law. A shareholder resident outside the United Kingdom will not, in almost all cases, be able to obtain payment of any tax credit.

UK stamp duty and stamp duty reserve tax

Transfers of ordinary shares out of the Euroclear and Clearstream Banking Systems. Transactions in the Company's ordinary shares executed on Nasdaq Europe will be settled by delivery through Euroclear or Clearstream Banking. Where no sale is involved, and the Company's ordinary shares are transferred by Euroclear or Clearstream Banking or its nominee to the beneficial owners of the Company's ordinary shares, no UK ad valorem stamp duty or Stamp Duty Reserve Tax, or SDRT, should be payable. By contrast, such a transfer directly to a purchaser for consideration may give rise to a liability to ad valorem stamp duty or SDRT calculated by reference to the amount or value of the consideration.

Transfers of our ordinary shares within the Euroclear and Clearstream Banking Systems. No ad valorem stamp duty or SDRT should be payable on transfers within the Euroclear and Clearstream Banking systems.

Transfers of our ordinary shares into, within and out of CREST. Transactions in the Company's ordinary shares executed on the London Stock Exchange will be settled by delivery through CREST. No ad valorem stamp duty or SDRT is generally payable on the deposit of shares into CREST unless the transfer into CREST is made for consideration. SDRT at a rate of 0.5% of the amount or value of the consideration is payable for the account of the purchaser, on paperless transfers of our ordinary shares within CREST and no ad valorem stamp duty should be payable. *There is no additional ad valorem stamp duty or SDRT liability where ordinary shares are taken out of CREST except pursuant to a transfer on sale.*

Transfers of our ordinary shares into the Euroclear and Clearstream Banking Systems. Ad valorem stamp duty or SDRT is generally payable at the rate of 1.5 percent (rounded up to the nearest £5) of the amount or the value of the consideration (or in some circumstances the value of the shares) on an issue or transfer of the Company's ordinary shares: (a) to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services; or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts.

The depositary or person providing clearance services or, in either case, its nominee or agent, will generally be liable for the ad valorem stamp duty or SDRT, but Euroclear and Clearstream Banking currently charge such ad valorem stamp duty or SDRT to the investor or its Euroclear or Clearstream Banking participant in connection with a deposit of shares into the Euroclear and Clearstream Banking Systems. The liability for SDRT will be cancelled or the SDRT repaid if the instrument of transfer is duly stamped within six years of the date of the transfer.

Transfer of our ordinary shares in Registered Form. Ad valorem stamp duty is generally payable on instruments conveying or transferring shares or securities on sale and SDRT is imposed on agreements for the transfer of certain shares and securities. In the case of stamp duty the charge is normally at the rate of 0.5 percent (rounded up to the nearest £5) of the amount or value of the consideration given for the transfer and in the case of SDRT is 0.5 percent of such amount or value. Stamp duty and SDRT are generally payable by the purchaser. Where a charge to SDRT arises on an unconditional agreement to transfer shares or securities and before the expiry of a period of six years beginning with the date of that agreement, an instrument of transfer is duly stamped, any liability for SDRT will be cancelled or SDRT repaid. A transfer of ordinary shares for no consideration whatsoever should not give rise to payment of ad valorem stamp duty or SDRT, and it should not be necessary to pay the fixed duty of £5 thereon.

Capital gains tax

UK resident or ordinarily resident individual holders of the company's ordinary shares or persons who hold their ordinary shares through a permanent establishment or branch in the UK may be liable to capital gains tax on any chargeable gain realized on the disposal of ordinary shares, subject to any allowances, reliefs or exemptions that may be available to them. Special rules apply to individuals who dispose of shares at a time when they are temporarily not resident or ordinarily resident in the UK. UK resident corporate holders of ordinary shares are liable to corporation tax on chargeable gains realized on disposal of their holding of ordinary shares, subject to certain reliefs and exemptions.

Exchange rates

As at January 31, 2002, the exchange rate between the pound sterling and Euro reported by Datastream was £1 = Euro 1.6425. The following table sets forth the exchange rate between the pound sterling and Euro reported by Datastream for the twelve months ended December 31, 2001, 2000 and 1999:

	Year ended December 31,		
	2001	2000	1999
High	1.6807	1.7606	1.6142
Low	1.5473	1.5571	1.3858
Average	1.6091	1.6425	1.5191
Period End	1.6383	1.5860	1.6106

As at January 31, 2002, the exchange rate between the pound sterling and U.S. Dollar as reported by the Federal Reserve Bank of New York was £1 = $1.4120. The following table sets forth the New York noon buying rate (in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on the relevant date) as reported by the Federal Reserve Bank of New York for the twelve months ended December 31, 2001, 2000 and 1999:

	Year ended December 31,		
	2001	2000	1999
High	1.5045	1.6538	1.6765
Low	1.3730	1.3997	1.5515
Average	1.4355	1.5156	1.6172
Period End	1.4543	1.4955	1.6150

Previous auditors' reports

The group's statutory financial statements for the prior years ended December 31 have been filed with, and copies are available to the public at, the Registrar of Companies for England and Wales. The financial statements in respect of the years ended December 31, 2000 and 1999 were issued with unqualified audit opinions thereon.

Advisors:

Auditors
Arthur Andersen
Betjeman House
104 Hills Road
Cambridge CB2 1LH

Bankers
Deutsche Bank
Winchester House
1 Great Winchester Street
London EC2N 2DB

Legal Advisors
Brobeck Hale and Dorr
Alder Castle
10 Noble Street
London EC2V 7QS

Investor Relations
Financial Dynamics Ltd
Holborn Gate
26 Southampton Buildings
London WC2A 1PB

Registered Office
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
Registered in England 3175909






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Headquarters

Autonomy Inc.
301 Howard Street
San Francisco, CA 94105
Phone: 1 415 243 9955
Fax: 1 415 243 9984
Email: info@us.autonomy.com

Autonomy Systems Ltd.
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
Phone: +44 (0)1223 448 000
Fax: +44 (0)1223 448 001
Email: autonomy@autonomy.com

Other Offices
Autonomy has additional offices throughout North America and Europe, as well as in Singapore and Sydney, Australia.

www.autonomy.com